UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Goody’s Family Clothing, Inc.
(Name of Subject Company)
Goody’s Family Clothing, Inc.
(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Classes of Securities)
382588101
(CUSIP Number of Classes of Securities)

Regis Hebbeler, Esq.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
Martin Nussbaum, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is Goody’s Family Clothing, Inc., a Tennessee corporation (the “Company”). The address of the principal executive offices of the Company is 400 Goody’s Lane, Knoxville, Tennessee 37922. The telephone number of the Company’s principal executive offices is (865) 966-2000. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, no par value per share, of the Company (the “Shares”). As of November 4, 2005, there were 33,136,497 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
      The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.
      This Schedule 14D-9 relates to the tender offer by GF Acquisition Corp., a Tennessee corporation (the “Purchaser”) and an affiliate of Prentice Capital Management, LP (“Prentice”) and GMM Capital LLC (“GMM”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2005 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding Shares at a price of $9.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” with the Offer to Purchase, together with any amendments and supplements thereto, collectively constitute the “Offer”) included in the Schedule TO. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto and are incorporated herein by reference.
      The Offer is being made pursuant to an Acquisition Agreement and Agreement and Plan of Merger, dated as of October 27, 2005, by and among the Company, the Purchaser and GF Goods Inc., a Delaware corporation (“Parent”) (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer represents at least 51% of the Shares then outstanding on a fully diluted basis, when aggregated with any Shares beneficially owned by the Purchaser or Parent.
      Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. The company surviving the Merger is referred to as the “Surviving Corporation.” As of the Effective Time (as defined in the Merger Agreement), each Share that is issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and converted into the right to receive $9.60 per Share in cash or such higher price per Share as may be paid in the Offer (the “Merger Consideration”). As of the Effective Time, each Share that is owned by the Company or any wholly owned Subsidiary (as defined in the Merger Agreement) as treasury stock or otherwise or owned by the Purchaser or Parent immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist. As of the Effective Time, each share of common stock, no par value per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into 330,000 validly issued, fully paid and non-assessable shares of common stock, no par value per share, of the Surviving Corporation.
      The Offer to Purchase states that the principal executive offices of the Purchaser and Parent are located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, New York 10022 and that the telephone number at such principal executive offices is (212) 688-8288.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
      Except as described herein (including in the exhibits to this Schedule 14D-9 and in the Information Statement (the “Information Statement”) attached as Annex B to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Parent or the Purchaser or any of their respective executive officers, directors or affiliates.
      Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
      Confidentiality Agreement. The summary of the confidentiality agreement dated October 12, 2005, among the Company, GMM Capital LLC and Prentice Capital Management, LP, affiliates of Parent and the Purchaser (the “Confidentiality Agreement”) contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.
      Support Agreement. In order to induce Parent and the Purchaser to enter into the Merger Agreement, Robert M. Goodfriend, the Company’s Chairman and Chief Executive Officer, certain members of his family and certain related entities entered into the Support Agreement, dated as of October 27, 2005 (the “Support Agreement”), with Parent and the Purchaser. The summary of the Support Agreement contained in Section 11 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The information contained in the Offer to Purchase is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
      Stock Option Agreement. In order to induce Parent and the Purchaser to enter into the Merger Agreement, Parent and the Purchaser have entered into a Stock Option Agreement with the Company (the “Stock Option Agreement”). The summary of the Stock Option Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The summary of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
      Company Stock Options. Pursuant to the Merger Agreement, the Company must take all action necessary to ensure that each option to purchase Shares granted by the Company (an “Option”) to its employees pursuant to the Company’s Amended and Restated 1991 Stock Incentive Plan (the “1991 Plan”), the Company’s Amended and Restated 1993 Stock Option Plan (the “1993 Plan”), the Company’s Amended and Restated 1997 Stock Option Plan (the “1997 Plan”), the Company’s 2005 Stock Incentive Plan (the “2005 Plan”) and the Company’s Amended and Restated Discounted Stock Option Plan for Directors (the “Director Plan” and, together with the 1991 Plan, the 1993 Plan, the 1997 Plan and the 2005 Plan, the “Stock Plans”), will become fully vested and exercisable at the Effective Time. The Merger Agreement provides that, at the Effective Time, all Options, whether vested or unvested, will be canceled, in each case, in accordance with and pursuant to the terms of the Stock Plans and the Merger Agreement. Each holder of such canceled option will be entitled to receive in settlement of such option as promptly as practicable following the Effective Time, but in no event later than 10 business days after the Effective Time, a cash payment equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option and (ii) the excess, if any, of the Merger Consideration per Share over the applicable exercise price per Share otherwise issuable upon exercise of such Option.
      Indemnification of Directors and Officers. The Merger Agreement provides that, after the Effective Time of the Merger, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of the Company or its Subsidiaries in respect of against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions taken by them in their capacity as officers or directors occurring prior to or after the Effective Time of the Merger, including in connection with the Merger Agreement and the transactions contemplated thereby, to the fullest extent permitted under applicable law for a period of six years from the Effective Time. In the Merger Agreement, Parent has agreed that, for a period of six years after the Effective Time, the charter and by-laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present officers and directors than are presently set forth in the charter and by-laws of the Company and its Subsidiaries, which provision shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of such individuals.
      Directors’ and Officers’ Insurance. The Merger Agreement acknowledges that the Company has received confirmation notices, subject to a material change to the Merger Agreement and the consummation of the Offer, for “run-off” insurance policies for directors’ and officers’ liability insurance, plan purchaser protection, employee practices and fiduciary liability coverage, for a period of six years after the date of payment for Shares purchased in the Offer (the “Offer Payment Date”) (three years in the case of plan purchaser protection) covering those persons who, as of immediately prior to the Offer Payment Date, served as directors and officers of the Company. The Company agrees to timely purchase and pay for such coverage so that it shall be effective as of the Offer Payment Date. Under the terms of the Merger Agreement, if the Company is unable to obtain the “run-off policies”, the Surviving Corporation is required to maintain such insurance coverage, and in each case, from an insurance carrier with the same or better credit rating than the Company’s current insurance carrier with respect to all such coverage and in an amount and scope at least as favorable as the Company’s existing policies, but only to the extent that the coverage can be maintained at an annual cost of not greater than 300% of the annual premium for the Company’s current policies for directors’ and officers’ liability insurance, plan purchaser protection, employee practices and fiduciary liability coverage, for the periods described above. If such insurance coverage cannot be purchased or maintained at a cost not greater than that amount, then the Company or Surviving Corporation shall maintain or purchase the most advantageous policy of insurance as can be purchased or maintained.
      Change-of-Control Provisions. The acquisition by the Purchaser of Shares tendered pursuant to the Offer will constitute a change of control of the Company for the purposes of determining the entitlements of the executive officers and directors of the Company to certain benefits as described below and under the heading “Executive Compensation — Employment and Termination Arrangements with Named Executive Officers” in the Information Statement.
      Other Arrangements Between the Company and its Executive Officers, Directors and Affiliates. Certain contracts, agreements, arrangements and understandings between the Company and its “named executive officers,” directors and affiliates are described in the Information Statement in the sections “Director Compensation,” “Share Ownership,” “Compensation Committee Report on Executive Compensation,” “Executive Compensation and other Information,” “Employment and Termination Arrangements with Named Executive Officers” and “Certain Transactions with Directors and Officers.” The information incorporated by reference is considered to be a part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9. Subsequent to the execution of the Merger Agreement, representatives of Prentice and GMM have had preliminary discussions with certain of the senior officers of the Company regarding their continued compensation, but no arrangements, agreements or understandings have been reached.

      The Company and certain executive officers who are not “named executive officers” have entered into employment agreements on the dates listed below.
      Pursuant to these employment agreements, each such executive officer is considered an at-will employee, and such executive officer’s employment may be terminated at any time subject to the obligations set forth in the agreement. Under the employment agreements, each such executive officer is paid an annual base salary, currently as set forth below. These annual base salary amounts may be increased by the Company at its discretion. Each executive officer participates in the Company’s short-term incentive plan whereby each is eligible to receive a target performance bonus calculated as a percentage of such executive officer’s annual base salary and is eligible to receive a specified percentage of this target if the Company achieves certain performance goals for such fiscal year. The employment agreements for certain executive officers also provide for a disability insurance policy and an annuity contract or life insurance policy. The employment agreements for each of such executive officers contain confidentiality and non-solicitation provisions.
      Under the terms of the employment agreements, if the executive officer’s employment is terminated by reason of such executive officer’s death, Disability (as defined in the agreements) or retirement on or after the attainment of age 65 or is terminated for Cause (as defined in the agreements) or voluntarily terminated by the executive officer (other than on account of Constructive Termination, as defined in certain agreements), the Company will be obligated to pay such executive officer a lump sum payment equal to any compensation previously deferred by the executive officer, earned but unpaid vacation pay for the then current year and amounts or benefits the executive officer or the executive officer’s beneficiaries are owed under any employee benefit plans or policies or for reimbursement of expenses (collectively, the “Accrued Obligations”). If the executive officer’s employment is terminated by reason of such executive officer’s death or Disability, the Company will have the additional obligation, subject to the terms of the short-term incentive plan and further provided that the executive officer has been employed by the Company for the first six months of the then applicable fiscal year, to pay an amount equal to a prorated portion of the performance bonus for such fiscal year. Furthermore, except in the case of Mr. Mershad, if the executive officer’s employment is terminated by reason of such executive officer’s retirement on or after the attainment of age 65 or Disability, the Company will pay the premiums (to the same extent paid prior to termination) for the continued participation of the executive officer for a period of 6 months after termination in any individual life insurance policy on the same terms as the executive officer and the Company were participating prior to termination. Moreover, if the executive officer’s employment is terminated by reason of such executive officer’s retirement on or after the attainment of age 65 or Disability, the Company will, for a period of 6 months after termination (12 months in the case of Mr. Mershad), pay the entire COBRA premium (less the premium obligations paid by the executive officer at the executive officer’s rate as of the date of his termination) under any Company medical and dental program that the executive officer (and his spouse and eligible dependents) was participating in prior to termination.
      The employment agreements further provide that if the Company terminates the executive officer’s employment other than for Cause or such executive officer’s Disability or death, or (in the case of Bobby Whaley) the executive officer terminates his employment for Constructive Termination, the Company will pay the executive officer a lump sum payment equal to: (i) all Accrued Obligations; (ii) six months of (one year in the case of Mr. Mershad) the executive officer’s annual base salary at the rate in effect as of the date when the Notice of Termination (as defined in the agreements) was given; and (iii) subject to the terms of the short-term incentive plan and further provided that the executive officer has been employed by the Company for the first six months of the then applicable fiscal year, a prorated portion of the performance bonus for such fiscal year. Further, in the case of a Constructive Termination or termination by reason of death or Disability, all unvested stock options held by the executive officer will become fully vested, effective on the Date of Termination (as defined in the agreements), and will be thereafter exercisable in accordance with the provisions of the applicable plan and award agreement. In addition, with respect to each executive officer other than Mr. Mershad, if such executive officer has not accepted employment from a subsequent employer prior to the date which is seven (7) months from the

Date of Termination (the “Supplemental Payment Date”), commencing on the Supplemental Payment Date the Company shall pay the executive officer an amount equal to fifty percent (50%) of his monthly base salary at the rate in effect as of the date when the Notice of Termination was given in equal monthly installments until the earlier of (i) the payment of the sixth (6th) monthly installment; or (ii) the date of the executive officer’s acceptance of employment from a subsequent employer.
      In addition, the employment agreements provide that upon the occurrence of a Change of Control of the Company (as defined in the employment agreements), as consideration for assisting the Company in bringing about a successful transaction, the executive officer will be entitled to receive a lump sum payment equal to 12 months (18 months in the case of Mr. Mershad) of Annual Base Salary at the rate in effect as of the Change of Control Date (as defined in the agreements).
      The following table sets forth the dates of employment agreements and each executive officer’s current base salary:

	Date of Employment	Current Annual
Name	Agreement	Base Salary

Frederick J. Mershad(1)	January 3, 2005	$500,000
Robert S. Gobrecht(2)	January 29, 2003	$230,000
Bruce E. Halverson	September 16, 1998	$220,000
Regis J. Hebbeler	January 28, 2004	$184,000
Devin L. Keil(1)	July 12, 2004	$275,000
Hazel A. Moxim(2)	January 29, 2003	$184,000
David G. Peek(2)	February 5, 2001	$215,000
Jay D. Scussel	September 16, 1998	$245,000
Bobby Whaley	September 16, 1998	$220,000

(1)	Mr. Mershad received relocation expenses of up to $100,000 and received options to purchase 100,000 shares of the Company’s common stock. Mr. Keil also received a signing bonus of $40,000 and relocation expenses of up to $60,000, and received options to purchase 30,000 shares of the Company’s common stock.

(2)	Ms. Moxim and Messrs. Peek and Gobrecht each also received options to purchase 10,000 shares of the Company’s common stock.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
      Recommendation of Our Board of Directors. The Special Committee has unanimously (i) declared the advisability of the Merger Agreement and the transactions contemplated thereby, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Offer and the Merger is fair to and in the best interests of the shareholders of the Company, (iv) recommended that the Board of Directors of the Company (the “Board”) approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (v) recommended that the Company’s shareholders accept the Offer and tender their Shares, and (vi) subject to the Company’s right to terminate the Merger Agreement upon receipt of a Superior Proposal (which shall, for purposes hereof, have the meaning set forth in the Merger Agreement and, where applicable, the Sun Merger Agreement (as defined below)), resolved to recommend that the shareholders of the Company approve and adopt the Merger Agreement and the Merger and the other transactions contemplated thereby. Based upon the recommendation of the Special Committee, at a meeting of the Board held on October 27, 2005, the Board unanimously (i) declared the advisability of the Merger Agreement and the transactions contemplated thereby and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Offer and the Merger is fair to and in the best interests of the shareholders of the Company and (iv) subject to the Company’s rights under the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares and approve and adopt the Merger Agreement and the Merger and the other transactions contemplated thereby.
      Background of the Offer. In November 2004, Robert M. Goodfriend, Chairman and Chief Executive Officer of the Company, met with an investment banker at a conference who suggested a variety of alternatives which may be available to him to liquify a portion of his stake in the Company and thereby diversify his personal holdings. The investment banker also suggested that he knew of one or more potential opportunities for a transaction that might benefit all shareholders. At a meeting of the Board on November 29, 2004, Mr. Goodfriend apprised the Board of his meeting. He stated that he had been giving a great deal of thought to the competitive challenges facing the Company and believed that the level of risk was not prudent for him as the largest shareholder and therefore he believed it would be in the best interests of all shareholders for the Board to consider a transaction which would monetize the holdings of all shareholders. Mr. Goodfriend also advised the Board that, in considering available alternatives, the Board should be aware that he was not prepared to be a passive investor with respect to an equity position as significant as his ownership represents in the Company.
      The Board engaged in a lengthy discussion concerning the Company’s business and prospects. The Board also discussed a variety of strategic alternatives which might be available to the Company, which included a special cash dividend, recapitalization, repurchase of shares, and a sale of the Company. The Board determined that it would meet with representatives of various investment banking firms to hear further presentations regarding the viability of such strategic alternatives.
      In early December 2004, the Board received presentations from representatives of a number of investment banking firms who presented their preliminary views as to various strategic alternatives available to the Company. In addition, during such period, with the Board’s approval, Mr. Goodfriend and representatives of the Company held preliminary meetings with certain financial sponsors relating to a possible transaction with the Company, in large part to gauge the market’s interest in a transaction with the Company.
      On December 21, 2004, following its review of the investment banking firms it had met, including their fee proposals, the Board determined that it would retain Rothschild, Inc. (“Rothschild”) as its financial advisor, subject to negotiation and execution of an engagement letter acceptable to the Board. The independent directors unanimously agreed that Rothschild could also act as financial advisor to a special committee of the Board should that become necessary. The Company and Rothschild subsequently entered into the Engagement Letter, dated December 22, 2004, and Rothschild began seeking parties who would be interested in a transaction with the Company.
      In January and early February 2005, with the Board’s approval, representatives of Rothschild and Mr. Goodfriend engaged in discussions with a financial sponsor who approached the Company regarding its interest in an acquisition of the Company. During that period, representatives of Rothschild brought the initial offer to purchase all of the Shares made by such financial sponsor (“Financial Sponsor A”) to the attention of the Board. At that time, upon consultation with Rothschild and the Company’s outside legal counsel, the Board determined that it would not consider this initial offer as the contemplated consideration included a non-cash component and the price was in any event too low to preempt a more complete search for buyers. The Board instructed Rothschild to go back to Financial Sponsor A to obtain its best all-cash offer. Discussions between representatives of Rothschild and representatives of Financial Sponsor A continued through February.
      On February 25, 2005, the representatives of Rothschild presented Financial Sponsor A’s revised proposal to the Board, which was an all-cash offer to purchase all of the Shares for $9.00 per share, subject to due diligence and a financing contingency. The Board concluded that the bid was not preemptive such that the Company would agree to negotiate exclusively with Financial Sponsor A. In reaching that conclusion, the Board took into account the unwillingness of Financial Sponsor A to commit to any minimum level of equity in the transaction. The Board asked the Rothschild representatives to seek an increased offer from Financial Sponsor A and to express its view to Financial Sponsor A that its current offer was not preemptive. The Board also instructed Rothschild to begin to make discreet inquires of other potential buyers.
      At a Board meeting in early March 2005, Rothschild reported to the Board that Financial Sponsor A had increased its all cash offer to $9.50 per share, subject to a confirmatory due diligence period. According to Rothschild, representatives of Financial Sponsor A had indicated that they had provided representatives of the Company and Rothschild with their highest all-cash offer. Financial Sponsor A was seeking a thirty day exclusive period to conduct due diligence and was also seeking a break-up fee if a higher proposal was thereafter accepted from a third party. Rothschild also reported at this meeting that it had received an expression of interest from a second financial sponsor (“Financial Sponsor B”) which it advised the Board is a strong sponsor that could enter into an agreement with no financing contingency.
      After consideration, the Board authorized further discussions with Financial Sponsor A regarding other terms of the transaction and agreed to meet in person on March 14, 2005 to make a final determination regarding the proposal. The Board subsequently met on such date and determined that the offer was not high enough to justify an exclusive negotiation at that time. The Board took into account that it had not yet sufficiently tested the market and authorized Rothschild to open up the process to other interested parties, including Financial Sponsor B. In reaching its conclusion, the Board recognized that Financial Sponsor A had stated that it would withdraw its proposal if the Company opened up the process to other bidders.
      On March 16, 2005, the Board met to review a list of potential bidders whose participation would be sought in a bidding process. Representatives of Rothschild notified the Board that, as expected, Financial Sponsor A had withdrawn its proposal. In addition, the representatives of Rothschild indicated to the Board that active discussions with Financial Sponsor B were proceeding. In determining the number and nature of potential bidders to approach, the Board balanced its desire to make the process as inclusive as possible with the need for confidentiality and competitive concerns. The Board took into account that a wide open process could lead to mass defections of key employees, and damage the Company’s relationships with vendors, which could severely harm the Company.
      The Board also discussed at this meeting the possibility of a recapitalization transaction, including the possible repurchase of Mr. Goodfriend’s Shares. In determining to explore this possibility, the Board recognized that it would be prudent to compare and contrast the alternative of a change in capitalization and management with the sale alternative. The Board requested that Rothschild make a presentation at the next meeting of the Board regarding this alternative. Such proposal was viewed as worthy of review because it would end the control of the Company by the Goodfriend family and permit changes in management, while at the same time providing other shareholders the opportunity to participate in the long term growth of the Company. In order to facilitate the review of such alternative, the Board appointed the independent members of the Board as a special committee of the Board, made up of all of the directors other than Mr. Goodfriend (the “Special Committee”) to address any transaction in which Mr. Goodfriend would have interests that are different from those of the other shareholders of the Company.
      During the remainder of March and through June 2005, Rothschild contacted twelve potential buyers (inclusive of buyers previously contacted), which included ten financial buyers and two strategic buyers. Eleven potential buyers executed confidentiality agreements (inclusive of those previously executed) and received confidential information regarding the Company. Nonbinding indications of interest were received from three potential new buyers.
      At the March 16, 2005 Board meeting, Samuel Furrow, one of the Company’s directors, recused himself from all deliberations on the sales process due to the participation by his son in a group which was interested in making an acquisition proposal for the Company.

      On April 7, 2005, the Company announced that total sales for the month of March 2005 had decreased by 5.3% from sales in the corresponding period of the prior fiscal year and that comparable store sales for the month of March 2005 had decreased by 9.2% from March 2004. In evaluating the effect of these declines in operating results on its process for review of strategic alternatives, the Board concluded that it was likely that the $9.50 proposal from Financial Sponsor A would have been reduced or withdrawn during the diligence period requested by Financial Sponsor A.
      On April 26, 2005, the Board met to review the preliminary indications of interest it had received. Financial Sponsor B, one of the five indications of interest received through that date, continued to be interested and requested an exclusive negotiating period which the Board was unwilling to provide. Representatives of Rothschild notified the Board that other financial sponsor candidates were either not interested in pursuing a transaction with the Company or would only be interested in doing so at a discount to market, particularly in light of the Company’s results. The Board also reviewed an expression of interest from another potential acquiror, which the Board did not believe was a credible bid since such potential acquiror did not have access to the necessary cash to pay for the Company. Representatives of Rothschild also noted that Financial Sponsor A, although it had stated that it might not remain interested in the Company, was still seeking information relating to the Company, which was provided to it. Finally, it was noted that all parties that had expressed interest in and were at that time pursuing a transaction with the Company were notified that the Company’s per share loss would be significantly larger than that of the prior year. The Board began to become concerned that the continued decline in the Company’s results would make any transaction difficult to consummate at the prices reflected in the preliminary indications of interest it was receiving.
      At a separate meeting on April 27, 2005, the Special Committee further discussed recapitalization alternatives available to the Company, including the repurchase of Mr. Goodfriend’s Shares. Representatives of Rothschild presented a financial analysis of these alternatives.
      During May 2005, a number of financial sponsors and one strategic buyer continued to review the Company, but interest in the Company had faded significantly because of the Company’s declining results. Specifically, on May 5, 2005, the Company announced in a press release that comparable store sales for the first fiscal quarter of 2005 had decreased by 8.1% from the previous year.
      On June 2, 2005, the Company reported a 9.1% reduction in comparable store sales for May 2005 as compared with the prior year.
      Early in June 2005, the Special Committee met to review with representatives of Rothschild the status of parties interested in a transaction with the Company and noted that there was still some interest, however, a number of the more significant bidders had expressed concerns relating to the Company’s results. Mr. Furrow renewed his participation in the Board’s deliberations at this time since the group in which his son was participating had withdrawn from the process. The Special Committee engaged in further discussions at that time regarding the possible recapitalization of the Company, including the possible repurchase of Mr. Goodfriend’s Shares by the Company or their purchase by a third party.
      On June 20, 2005, an affiliate of Sun Capital Partners IV, LP (“Sun”), executed a confidentiality agreement, and, commencing June 23, 2005, was provided with access to certain non-public information relating to the Company. Sun continued to review information relating to the Company through August 2005.
      In late June 2005, a number of parties that had previously expressed interest in a transaction with the Company, including representatives of Financial Sponsor A and representatives of Financial Sponsor B, notified representatives of Rothschild that they would not be interested in pursuing a transaction with the Company. Another party (referred to herein as “Bidder 2”), which had at the time expressed interest in the Company, remained interested in the Company and continued to perform due diligence.
      The Company continued to suffer declines in comparable store sales with reductions of 4.5% for June 2005 and 5.1% for July 2005, as compared with the prior fiscal year.

      On July 6, 2005, representatives of Sun participated in a teleconference with representatives of the Company’s management, including Robert M. Goodfriend and Edward R. Carlin, the Company’s Chief Financial Officer, to discuss financial trends in the business. The management of the Company answered general due diligence questions regarding its operations.
      On July 12, 2005, Sun made a non-binding indication of interest to acquire the Company at a price representing a 15% to 30% premium to the then current market price in a cash tender offer followed by a merger. This indication of interest was subject to satisfactory completion of due diligence and the negotiation of definitive documentation.
      In early August 2005, the Company met to review the first indication of interest from Sun, which was in a price range of between $8.00 and $8.50. Sun indicated at the time that there would be no financing contingency to the transaction. On August 3, 2005, the Board also rejected an offer from another financial sponsor in the $7.50-$8.00 per share range. In addition, at that time, aside from being apprised of Sun’s interest, the Board was updated on the status of other bids, including a joint proposal from Bidder 2 and a real estate partner, with respect to which the real estate partner would likely close a number of the Company’s stores. The Board expressed concerns that this was not a bona fide bid, as Bidder 2 had expressed interest intermittently in the past, but had provided inconsistent messages. In March 2005, representatives of Bidder 2 had advised Rothschild that the timing of a transaction with the Company would not be right for Bidder 2 for another year. The Board also concluded that the range provided by Bidder 2 and its partner was too wide to be credible. The Board determined that the Company should continue to provide information to Sun and that the representatives of Rothschild endeavor to have the Sun offer increased.
      The Special Committee at that time once again considered the possibility that the Company or a third party could purchase Mr. Goodfriend’s Shares and determined to engage an independent management consultant specializing in retail (the “Retail Consultant”) to provide the information necessary, in conjunction with Rothschild, for the Board to analyze in greater detail the potential value of the Company on a standalone basis which would assist the Special Committee in weighing the available alternatives.
      On August 9, 2005, the Board received an update relating to Sun’s proposal. Representatives of Rothschild noted that Sun had not changed the range of its purchase price but remained interested in a transaction with the Company. Sun insisted on a thirty day exclusive period during which time it would complete its due diligence and simultaneously negotiate a merger agreement. The Board discussed its willingness to provide the exclusivity, taking into account that Sun had stated that it would be unwilling to invest any additional time or to incur additional expense without an exclusivity arrangement. The Board determined that additional discussions should continue with each of the parties and that it would reconvene shortly.
      On August 15, 2005, the Board met to discuss the status of the bid it had received from Bidder 2, which at $8.30 to $8.80 was at a range slightly higher than the offer from Sun. The Board expressed concern, however, that the offer would be more difficult to consummate because it was a joint bid with a third party that contemplated the liquidation of certain stores. The Board discussed parameters under which it would be willing to continue discussions with one or both of the parties. The Board deferred its determination until the August 17, 2005 Board meeting.
      On August 17, 2005, representatives of Rothschild reported to the Board that Sun’s representatives had reiterated that they would not continue to pursue a transaction with the Company unless the Company agreed to negotiate with them exclusively. The Board discussed the risks related to a transaction with Bidder 2 and its partner as compared to Sun, including that it involved Bidder 2 and a partner, which would mean reaching an agreement with two parties. It was the Board’s view that the two parties had not worked out between them who was taking the lead and that there were other issues to be resolved between the bidders that could derail their bid. The Board expressed significant concerns relating to the risks of Bidder 2’s proposal. The Board determined that while the range of the offer by Bidder 2 was slightly higher than that of Sun, the marginal difference in price was not high enough to justify the additional risks identified. Upon the unanimous recommendation of the Special Committee, the Board voted in favor of a thirty day agreement to negotiate exclusively with Sun. The Board reserved the right, during such exclusive period, to consider to evaluate a recapitalization as an alternative to Sun’s proposal.
      On August 19, 2005, the Company and Sun entered into a thirty day agreement pursuant to which the Company agreed to negotiate exclusively with Sun, subject to the Company’s right to evaluate a recapitalization during such period. On the same day, Mr. Goodfriend also signed the thirty day exclusivity agreement.
      On August 31, 2005, the Special Committee met to hear a preliminary presentation from the Retail Consultant. Materials were circulated prior to the meeting. The Retail Consultant had engaged in a broad inquiry of the Company’s management and review of its stores, and presented its preliminary analysis of the Company’s business, its views regarding the relevant peer group, changes that would need to be implemented in order to maximize growth potential and the likely impact of such changes. Questions were asked and answered and September 11 was agreed upon as the date for the final presentation.
      On September 2, 2005, counsel to Sun provided its first draft of the Acquisition Agreement and Agreement and Plan of Merger with the affiliates of Sun to the Company (the “Sun Merger Agreement”). Sun’s due diligence continued during this period.
      On September 11, 2005, the Special Committee met to hear the final presentation from the Retail Consultant in order to assist the Board in evaluating a recapitalization alternative. The Retail Consultant provided an analysis of the performance gap between the Company and its peer group and possible alternatives for seeking to close that gap. The Board also received an analysis from Rothschild of the possible impact on its stock price of closing some or all of this gap.
      On September 12, 2005, Sun verbally conveyed a revised indication of interest to acquire the Company at a price of $8.00 per share on a fully diluted basis, subject to satisfactory completion of financial due diligence and the negotiation of definitive documentation. Sun indicated to the Company that its financial due diligence had revealed deteriorating performance during the first half of fiscal 2005 and continuing into the third quarter, as well as weak year-over-year performance on a consolidated basis and on a comparable store basis. The Company had announced a comparable store sales decline of 0.3% for August 2005, as compared with the prior fiscal year.
      On September 14, 2005, the Board met to discuss Sun’s revised proposal. A discussion of the significant issues raised by the draft of the Sun Merger Agreement were also discussed, including the size of the termination fee. The Board also reviewed alternatives to the transaction with Sun, including taking the Company off the market, seeking to find additional buyers, including Bidder 2, and repurchasing Mr. Goodfriend’s Shares. Mr. Goodfriend reiterated his view that the Company should be sold. In addition, representatives of Rothschild presented for the Board its preliminary financial analysis of the revised proposal.
      The Special Committee then deliberated separately regarding the various alternatives. The Special Committee recommended that a transaction with Sun of not less than $8.00 per share, which would be available to all shareholders, was the best alternative for the shareholders. In so concluding, the Special Committee based its determination in part upon the analysis provided by the Retail Consultant, together with its own analysis, that the difficulties in closing the performance gap, the time it would take to accomplish and the risks of falling short, made it more prudent to accept the Sun proposal at this time, than to pursue a recapitalization.
      The Board then reconvened and unanimously approved further negotiations with Sun, at a price of not less than $8.00.
      Over the next two weeks, the Sun Merger Agreement was negotiated and Sun’s due diligence continued. On September 16, 2005, the Sun affiliate and the Company entered into an extension until October 3, 2005 of the exclusivity agreement with such Sun affiliate.

      During September and October 2005, there were separate negotiations between counsel to Sun and counsel to Mr. Goodfriend regarding the Support Agreement.
      On September 22, 2005, counsel to the Company and Sun telephonically discussed alternative structures for the transaction. Counsel to the Company indicated that the Board would be interested in a transaction in which non-tendering shareholders would remain stockholders of the Company but would be entitled to corporate governance protections once Sun controlled the Company. Counsel to the Company conveyed the Board’s proposal that a second step merger only occur if more than 80% of the Shares were tendered. Further discussions between counsel occurred from September 20-27 relating to the proposed transaction structure. Sun expressed its view that this proposed structure presented difficulties for Sun with respect to its ability to finance the transaction. These discussions resulted in an agreement by the parties to structure the transaction as a tender offer, which would be followed by a second step merger so long as at least 51% of the Shares on a fully diluted basis were tendered.
      On September 27, 2005, Financo, Inc., the financial advisor to Prentice and GMM, contacted representatives of Rothschild to express Prentice and GMM’s interest in a transaction.
      On September 29, 2005, the Company received an unsolicited offer from Prentice and GMM at a range of $8.25 to $9.00, subject to due diligence. On that day, Prentice filed a Schedule 13G disclosing that it had acquired 6.27% of the issued and outstanding Shares.
      On September 29, 2005, counsel to Sun distributed a revised draft of the Sun Merger Agreement and delivered drafts of the Support Agreement to be entered into with Mr. Goodfriend and his family, a management services agreement to be entered into between Sun and the Company following the tender offer, the Stock Option Agreement and the equity commitment letter.
      On September 29, 2005, the Company notified Sun that it had received a letter from Prentice and GMM expressing an interest in acquiring the Company at a price in the range of $8.25 to $9.00 (the “September 29 Proposal”) and requesting 10 days to conduct due diligence on the Company. Prentice and GMM each publicly filed the letter on a separate Schedule 13D on October 6, 2005.
      Between September 30, 2005 and October 7, 2005, various drafts of the merger documentation were exchanged and various discussions took place among the Company, Sun and their respective advisors as well as counsel to Mr. Goodfriend.
      On October 2, 2005, counsel to Sun conveyed to counsel to the Company that Sun was opposed to the Company’s provision of confidential information to Prentice and GMM and indicated that Sun would seriously consider terminating negotiations with the Company unless the Company agreed to extend Sun’s exclusivity, which was set to expire that day.
      On October 2, 2005, the Board met to discuss the September 29 Proposal and to consider whether to extend its exclusivity agreement with Sun. In reviewing the September 29 Proposal, the Board took into account, among other things, that there was confusion regarding Prentice and GMM’s intention resulting from an inconsistency between Prentice’s public filing on Schedule 13G on September 29, 2005, which required it to certify that its investment was passive, and its concurrent delivery of its offer letter to the Company (Prentice and GMM each subsequently filed a Schedule 13D on October 6, 2005 in which it publicly disclosed its letter). The Board also took into account that no due diligence with respect to non-public information had yet been undertaken by Prentice and GMM, and that if the Board declined to extend the exclusivity with Sun, Sun had stated that it would give serious consideration to the withdrawal of its proposal. In addition, the Board took into account that if the Company entered into a transaction with affiliates of Sun, it would not preclude an unsolicited proposal from Prentice and GMM thereafter. It would simply mean that Prentice and GMM would have to factor the cost of a termination fee in their renewed proposal. The Board determined that it would extend the exclusive negotiation period with Sun to October 7, 2005.
      On October 3, 2005, Sun and the Company resolved certain open issues concerning the Sun Merger Agreement and then entered into an extension of their exclusivity agreement through October 7, 2005.

      On or about October 4, 2005, the Company provided Sun with its September sales results, which reflected a 5.5% decline in comparable store sales results for the month and a 6.3% decline for the first eight months of the fiscal year, in each case, as compared to the prior year results.
      On October 5, 2005, representatives of Rothschild presented to the Board a presentation relating to its fairness analysis of the transactions contemplated by the Sun Merger Agreement. The Rothschild representatives also orally delivered to the Board its fairness opinion with respect to the $8.00 per Share contemplated by the Sun Merger Agreement.
      In addition, at the October 5 meeting, the Board reviewed the terms and conditions of the Sun Merger Agreement in detail. The Board discussed the termination fee and expense reimbursement provisions proposed by Sun in great detail and also received a presentation from Rothschild regarding the range of termination fees which was typical in transactions of this type. The Board concluded that it was important to have sufficient time periods included in the Sun Merger Agreement for it to assess unsolicited acquisition proposals which it might receive. The Board determined that a 4% termination fee plus expense reimbursement would be acceptable and would not, in its judgment, based upon the advice of its financial advisors, deter a competitive proposal, so long as the time periods for consideration of other proposals were not too restrictive. After the foregoing discussion, the Board approved the transaction with Sun.
      On October 6, 2005, the Company issued a press release announcing that it had reached an agreement in principle with Sun to acquire the Company.
      On October 7, 2005, the Board met to review the final changes to the Sun Merger Agreement and the final negotiated issues. The Board approved the Company’s approach to negotiations relating to the final issues which remained open in the Sun Merger Agreement. Later that day, the Company and the affiliate of Sun agreed to an extension of the exclusivity agreement until 9 a.m. on October 10 in order to enable the final negotiations to be completed on the merger agreement. On October 8, 2005, the parties executed the Sun Merger Agreement, a support agreement and a stock option agreement and the Company was presented with a copy of an executed commitment letter, in each case dated as of October 7, 2005.
      On the evening of October 8, 2005, following the execution of the Sun Merger Agreement, the Board received an unsolicited proposal from Bidder 2 to acquire the Company at a purchase price of $8.75 to $9.25, subject to due diligence. On Sunday, October 9, 2005, the Board met to discuss the proposal from Bidder 2. The Board noted that the Sun Merger Agreement had not yet been made public and would not be publicly available until October 11, 2005, the next business day. Accordingly, neither the September 29 Proposal from Prentice and GMM nor this proposal from Bidder 2 would have reflected the parties’ review of the impact of the termination fee and expense reimbursement provisions of the Sun Merger Agreement on the purchase price or the timeframe for an unsolicited proposal. The Board determined that it could not assess either of such proposals at that time.
      On October 9, 2005, the Company and Sun discussed the joint press release, and publicly announced the transaction on October 10, 2005.
      On October 11, 2005, the Company filed with the SEC a Current Report on Form 8-K including the full text of the Sun Merger Agreement and related agreements.
      On October 11, 2005, the Company received a revised proposal from Prentice and GMM, under which Prentice and GMM offered an all cash bid of $8.50 per share, with the possibility of a higher price upon completion of due diligence (the “October 11 Proposal”). The October 11 Proposal took into account the Company’s obligations to pay a termination fee and expenses under the Sun Merger Agreement, and affirmed that the price paid to the shareholders of the Company, net of the termination fee and expenses, would be $8.50 per share. The October 11 Proposal had no financing contingency and Prentice and GMM indicated their willingness to agree to the same tender offer and merger structure as in the Sun Merger Agreement and substantially the same terms as were in the Sun Merger Agreement. The proposal also indicated a willingness to complete due diligence within 10 business days.

      On October 11, 2005, following receipt of the October 11 Proposal, the Board met to discuss its duties with respect to the October 11 Proposal. The Board determined that the October 11 Proposal would reasonably be expected to lead to a Superior Proposal and that, based upon the recommendation of the Special Committee, after consultation with its financial advisors and outside legal advisors, consideration of the offer was necessary for the Board to comply with its fiduciary duties to the shareholders of the Company. On October 12, 2005, the Company, Prentice and GMM entered into a confidentiality agreement and the Company began providing confidential information for review by Prentice and GMM. In addition, on October 12, 2005, the Company announced the Board’s determination in a press release and indicated that it would begin discussions with Prentice and GMM for a period of up to ten business days.
      On October 11, 2005, the Company notified Sun of the revised proposal from Prentice and GMM. The proposal was publicly disclosed that day in a Schedule 13D filing made by GMM and subsequently included in a Schedule 13D filing by Prentice.
      Between October 12, 2005 and October 14, 2005, representatives of Prentice and GMM conducted due diligence and participated in numerous meetings with management of the Company.
      On October 14, 2005, the Company received a revised acquisition proposal from Bidder 2. On October 15, 2005, the Board met to review the revised acquisition proposal from Bidder 2. During this review, it was noted that Bidder 2 had previously submitted a proposal to acquire the Company a few hours after the Company signed the Merger Agreement, but before the Merger Agreement had been made publicly available. The revised offer proposed an all cash price of $8.85 per share, subject to due diligence, with the possibility of a higher price upon completion of due diligence. The proposal took into account the Company’s obligations to pay a termination fee and expenses under the Sun Merger Agreement, and affirmed that the price paid to the shareholders of the Company, net of the termination fee and expenses, would be $8.85 per share. Similar to the October 11 Proposal from Prentice and GMM, Bidder 2’s proposal had no financing contingency and Bidder 2 indicated its willingness to agree to the tender offer and merger structure contained in the Sun Merger Agreement and to a form of merger agreement on substantially the same terms as were in the Sun Merger Agreement. Bidder 2 also agreed to complete its due diligence within two weeks which the Board understood to be consistent with the 10 business days allowed under the Sun Merger Agreement. In addition, unlike the August 2005 proposal from Bidder 2, this was not a joint bid and did not, therefore, have the complexities inherent in the August 2005 joint bid. The Board determined that this new offer would reasonably be expected to lead to a Superior Proposal and that, based upon the recommendation of the Special Committee, after consultation with its financial advisors and outside legal advisors, consideration of the offer was necessary for the Board to comply with its fiduciary duties to the shareholders of the Company. Therefore, the Company notified Sun that, as permitted under the Sun Merger Agreement, it would be commencing a discussion and due diligence period of up to 10 business days with Bidder 2 in order to enable the Board to determine whether the offer was a Superior Proposal. On October 17, 2005, the Company publicly announced receipt of this proposal.
      Due diligence discussions and the provision of information continued over the next few days and separate meetings between management of the Company and representatives of Prentice and GMM and management of the Company and representatives of Bidder 2 took place. On October 18, 2005, counsel to the Company provided a draft of a proposed merger agreement to counsel to each of Prentice and GMM, on the one hand and Bidder 2, on the other hand, reflecting changes from the Sun Merger Agreement sought by the Company. The draft merger agreement was accompanied by a form of binding offer letter which the Company advised the competing bidders would be required for the Board to determine that an offer was a Superior Proposal. The offer letter provided that the offer would be held open for four business days, which coincided with the four business day period during which the Company was obligated under the Sun Merger Agreement to negotiate in good faith with Sun following the receipt of a Superior Proposal (the “Sun Negotiating Period”)
      On the evening of October 20, 2005, Prentice and GMM submitted an all cash offer of $8.75 per share together with documents that had been executed by the affiliates of Prentice and GMM (the

“October 20 Offer”). The October 20 Offer was not subject to due diligence or a financing contingency but, as a condition to the effectiveness of the offer, required the Board to make a determination within 24 hours of the Company’s receipt of the offer that it was a Superior Proposal. If such determination were made, the October 20 Offer was to have been held open until October 27, 2005, which would coincide with the last day of the Sun Negotiating Period. The October 20 Offer reaffirmed the willingness of Prentice and GMM to agree to the same tender offer and merger structure as in the Sun Merger Agreement and substantially the same terms as were in the Sun Merger Agreement, except for certain changes to the Support Agreement to be entered into by Mr. Goodfriend and certain of his family members and related entities (the “Principal Shareholders”). The changes to the Support Agreement restricted the Principal Shareholders from selling their Shares to any party other than a designee of Prentice and GMM for a period of one year following the termination of the merger agreement and provided Prentice and GMM with an option to purchase the Shares held by the Principal Shareholders at any time during such period for $8.75 per share.
      On October 21, 2005, an affiliate of Sun commenced the tender offer for a purchase price of $8.00 per share contemplated by the Sun Merger Agreement.
      Also on October 21, 2005, the Company, Prentice and GMM discussed the terms of the October 20 Offer. In particular, the Company requested additional time to review the offer and for the Board to analyze the offer and make a determination that the October 20 Offer was a Superior Proposal. Upon further discussion, Prentice and GMM agreed to revise the offer to leave it open until midnight on Sunday, October 23, 2005. In addition, the Company, Prentice and GMM discussed certain aspects of the Support Agreement and Prentice and GMM agreed to revise the Support Agreement that had been provided as part of the October 20 Offer to limit the period during which the Principal Shareholders would be bound by the restrictions against transfer and the period during which the option would be exercisable to a 30 business day period beginning upon termination of the Merger Agreement. The Company also sought an increase in the offer price. The Company provided revised disclosure schedules to Prentice and GMM later that day.
      On October 21, 2005, counsel to the Company advised counsel to Bidder 2 that it would be prudent to expedite its due diligence and make its offer as soon as possible in order to be sure that the Board could consider its proposal.
      The Board met on the evening of October 21, 2005 and was briefed by representatives of Rothschild and counsel as to the October 20 Offer and the discussions that had taken place over the day with Prentice and GMM. The Board determined that it would meet again on Sunday evening, October 23, 2005 by which time the offer could be further evaluated by the Board and its advisors and additional negotiations with Prentice and GMM could take place.
      Following the meeting of the Board, counsel to Prentice and GMM distributed a revised offer (the “October 21 Offer”) and merger documentation reflecting the agreements reached with counsel to the Company, including an extension of the time period for the Board to consider the offer until midnight on Sunday, October 23, 2005.
      On Sunday, October 23, 2005, the Company, Prentice and GMM further discussed the provisions of the Support Agreement, including the circumstances under which the option to purchase the Shares held by the Principal Shareholders would be exercisable. At that time, Prentice and GMM notified the Company that they were modifying the time period during which they would agree to hold the offer open, such that if Sun were to provide notice that it was terminating the Sun Merger Agreement prior to the end of the Sun Negotiating Period, the Company would be required to enter into the Merger Agreement immediately after the termination of the Sun Merger Agreement. This change would preclude the Company from continuing to negotiate with Bidder 2 or considering any alternative proposals once the Sun Merger Agreement was terminated.
      That night, the Board met to discuss the terms of the October 21 Offer as modified earlier in the day. The Board fully discussed the consequences of agreeing to the changes sought in the Support Agreement, which were a condition to the October 21 Offer. The option which was required from the Principal Shareholders would discourage any third party proposal once the merger agreement with affiliates of Prentice and GMM were signed. The Board reviewed the long process it had conducted, which included not only the private solicitation of acquisition proposals by Rothschild prior to the execution of the Sun Merger Agreement, but also the public announcement of the Sun Merger Agreement which facilitated a public solicitation of additional acquisition proposals. It was noted that, during the period after the public announcement, two bidders who had expressed interest in the Company during the private solicitation period had renewed their interest, but no new bidders had come forward. Therefore, the Board concluded that it was unlikely that any bidder other than Bidder 2 would come forward. It was also acknowledged that Bidder 2 had already commenced its due diligence and could still make a proposal if it were to act quickly and before the Sun Negotiating Period ended. It was understood, however, that there was a risk that Bidder 2 would not have enough time to do so because its ten day period started after that of Prentice and GMM. Since the Board did not know whether Sun would continue the Sun Negotiating Period for the full four business day period, the Board requested its advisors to seek an extension of the time period that Prentice and GMM would hold open their offer and/or an increase in price from Prentice and GMM. The Board recessed its meeting until the Company’s representatives had an opportunity to discuss these issues with Prentice and GMM.
      At that time, counsel to the Company again advised counsel to Bidder 2 that it would need to expedite its offer if it wanted to be sure that it had an opportunity to participate in the bidding process. Bidder 2 told counsel to the Company that it was doing what it could to complete its due diligence quickly and that it was in process of setting up a board meeting for early in the week to discuss an acquisition proposal.
      Various discussions among the Company, Prentice and GMM and their respective advisors relating to the issues raised at the earlier meeting of the Board then occurred. Prentice and GMM insisted that the Company be obligated to enter into the Merger Agreement immediately upon termination of the Sun Agreement, if that were to occur before the full four business day Sun Negotiating Period had expired. Prentice and GMM did agree, however, to increase their purchase price to $8.85, which matched the nonbinding proposal of Bidder 2 (the “October 23 Offer”).
      Later that night, the Board reconvened. The Board was briefed on the terms of the October 23 Offer. After discussion, the Board reached a determination that the October 23 Offer was a Superior Proposal. In making such determination, the Board considered the fact that the price of $8.85 was clearly superior to the $8.00 price contained in the Sun Merger Agreement and that the October 23 Offer had the same high degree of certainty of being consummated. It was noted, in that regard, the financial strength of Prentice and GMM and that their offer did not have a financing contingency. The Board also took into account the possibility that the terms of the October 23 Offer might preclude the receipt of a firm offer from Bidder 2. However, the Board concluded that there could be no assurance that Bidder 2 would submit a firm offer or the level of such offer. The only offer in hand from Bidder 2 was an offer, which was still subject to due diligence, at the same price as the October 23 Offer. The Board also recognized that it was still possible that Bidder 2 would have time to submit a firm offer. In making its determination, the Board also relied upon an updated fairness analysis presented by Rothschild at the meeting in respect of the October 23 Offer.
      Following the Board’s determination that the October 23 Offer was a Superior Proposal, counsel to the Company and counsel to Prentice and GMM finalized the offer documents early in the morning on October 24, 2005. The Company then notified Sun that the Board had determined that the October 23 Offer was a Superior Proposal, that the four business day Sun Negotiating Period would commence that day and of the Company’s intent to terminate the Sun Merger Agreement at the end of the Sun Negotiating Period.
      On October 24, 2005, the Company issued a press release regarding the Board’s determination that the October 23 Offer was a Superior Proposal and that the four business day period had commenced. In addition, representatives of Bidder 2 met with management of the Company and continued to perform due diligence with respect to the Company.
      Later that day, representatives of Bidder 2 requested that the Company waive its rights under the confidentiality agreement between Bidder 2 and the Company so that Bidder 2 would be allowed to contact Sun or that the Company contact Sun on their behalf in order to ask Sun to delay its termination of the Sun Merger Agreement so that Bidder 2 would have adequate time to complete its due diligence and to secure its financing. Representatives of Bidder 2 also advised the Company that the board of directors of Bidder 2 was attempting to schedule a board meeting for October 25 or October 26 to consider a firm offer. The Company advised Bidder 2 of its unwillingness to accede to either such request and that it should hasten its due diligence and its board meeting.
      Later that day and again on the next day, counsel to Sun advised counsel to the Company that the hurricane affecting the South Florida area was slowing down Sun’s efforts to make a determination regarding the October 23 Offer.
      On Wednesday, October 26, 2005, at approximately 4:00 p.m. Eastern time, Bidder 2 advised the Company that its board of directors had approved an all cash offer of $9.60 per share and that offer documents were being prepared. A letter containing a binding offer was received within the hour and a form of merger agreement followed shortly thereafter. Counsel to the Company promptly notified Sun of Bidder 2’s offer. Prentice and GMM were also advised that the Company had received a binding offer from a third party at $9.60 per share. The offer letter and merger documents received from Bidder 2 were substantially similar to those provided by Prentice and GMM, aside from the per share price of $9.60. The initial offer letter received from Bidder 2 provided that the Company would have until 2:30 a.m. on Thursday, October 27, 2005 to notify Sun that it had received a Superior Proposal and to notify Prentice and GMM that it was not accepting their offer and then until midnight on October 30, 2005 to execute the merger agreement, unless Sun terminated the Sun Merger Agreement prior to such time, in which case the Company would have to enter into the merger agreement immediately. Upon further discussion with counsel to Bidder 2, the offer letter was revised to provide that the Company was required to notify Sun of its intent to terminate the Sun Merger Agreement and to reject the offer from Prentice and GMM, and then the Company would have until midnight on October 31, 2005 to execute the merger agreement, unless Sun terminated the Sun Merger Agreement prior to such time, in which case the Company would have 12 hours from the time it was so notified of such termination to execute the merger agreement with Bidder 2.
      At 5:00 p.m., the Board was briefed by representatives of Rothschild and counsel to the Company as to the basic terms of Bidder 2’s proposal. The Board instructed the representatives of Rothschild to ask each of Prentice and GMM, on the one hand and Bidder 2, on the other hand, to provide their best and highest offer by 11:00 p.m. so that the Board could make a final determination as to which offer it would accept. The Board agreed to reconvene at 11:30 p.m., which would allow time to evaluate the offer, to discuss certain issues which were of concern to the Board and ensure that the Company had received the best and highest offers of each of the interested parties. Following such meeting, each of Prentice and GMM and Bidder 2 were asked to provide their best and highest offer by 11:00 p.m.
      That evening, various discussions between counsel to the Company and counsel to Bidder 2 took place. Among the issues discussed was the risk that a transaction with Bidder 2 could encounter delays in connection with the antitrust clearance, which would be a condition to the transaction. After discussion, counsel to Bidder 2 agreed to include language in its merger agreement that would require the parties to take any actions necessary, including divesting themselves of assets, should that become necessary in order to obtain antitrust clearance. Bidder 2 did not agree, however, to the Company’s request that the limitation on the amount of liability for a breach by Bidder 2 that would otherwise be applicable under the merger agreement would not apply if the breach was a result of Bidder 2’s breach of its covenants relating to antitrust clearance. The Company had also requested that the merger agreement that the Company would enter into with Bidder 2 provide that the Company be permitted to pay stay bonuses to employees who might otherwise leave the Company upon an announcement of a transaction with Bidder 2.

Representatives of Bidder 2 indicated its unwillingness to provide an allowance for stay bonuses, and instead agreed to provide in its merger agreement that the departure of employees as a result of the execution of the merger agreement would not be considered as having a “material adverse effect” for purposes of the merger agreement and would not, therefore, be grounds for Bidder 2 to terminate the merger agreement. Bidder 2 also indicated a willingness to discuss stay bonuses after a merger agreement had been signed. Following the completion of negotiations, Bidder 2 provided a revised offer letter and merger documents reflecting the purchase price of $9.60 per share and the provisions discussed that evening with counsel to the Company. It agreed to hold its offer open until noon on Thursday, October 27, 2005.
      At approximately 10:30 p.m. on October 26, 2005, Sun notified the Company that it had terminated the Sun Merger Agreement in accordance with its terms.
      At approximately 11:00 p.m., Prentice and GMM informed Rothschild that they intended to provide revised offer documents reflecting a purchase price of $9.60 per share, equal to the price that had been offered by Bidder 2. Prentice and GMM agreed that the offer would be held open only until 3:00 a.m. on Thursday, October 27, 2005 and expressly conditioned the offer upon the Company’s agreement not to disclose the existence of the offer to any third party. The Company requested that the offer be instead held open until noon on October 27, 2005, however, Prentice and GMM would not agree to do so.
      Counsel to the Company then contacted counsel to Bidder 2 to confirm that the Company had received Bidder 2’s best and highest offer. Bidder 2’s counsel confirmed that the offer of $9.60 per share was the best and highest offer of Bidder 2.
      At 11:30 p.m., the Board met and was informed of the Prentice and GMM offer at a purchase price of $9.60 per share. The Board discussed the relevant advantages and disadvantages of the two offers. Since both offers were for the same price, the Board considered other factors. The Board considered the potential adverse effects on the business of departures of employees upon announcement of a transaction with Bidder 2. The Board was concerned that if the transaction could not be consummated due to the failure of a particular condition, that the potential departure of certain key employees could leave the business substantially weakened. This concern was heightened because Bidder 2 would not commit, in advance, to allow the Company to provide stay bonuses to key employees. The Board also took into account that a transaction with Bidder 2 would carry a greater risk that there would be a request for additional information in connection with the required antitrust clearance, which could significantly delay the consummation of the transaction. The Board also weighed the certainty of closure with respect to each transaction and concluded that both bidders were substantial entities with significant financial resources. The Board determined that, with the price level being identical, the possibility of a delay relating to antitrust clearance and the personnel risk weighed in favor of the offer from Prentice and GMM being the superior of the two. After the foregoing discussion and, after taking into account, among other things, the factors discussed in “Reasons for the Recommendation” below, the Board resolved, upon the recommendation of the Special Committee, that the Merger Agreement, and the Offer, the Merger and the other transactions contemplated thereby, and the Stock Option Agreement and the transactions contemplated thereby, are advisable and in the best interests of the Company. The Board also made the recommendations to shareholders stated in “Recommendation of our Board of Directors” above.
      Following the Board meeting, the Company received revised documents from counsel to Prentice and GMM and the Company provided comments on those documents. After a brief period of negotiations, at approximately 2:30 a.m. on October 27, 2005, the Company executed the Merger Agreement and Stock Option Agreement and the Principal Shareholders executed the Support Agreement.
      On November 10, 2005, the Purchaser commenced the Offer.
      Reasons for the Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

(1) the current and prospective conditions of the industry, the economy and the capital markets, including certain challenges facing the Company with respect to comparable store sales and competition in the retail market for moderately priced family apparel;

(2) the historical, current and prospective financial condition, results of operations and cash flows and business strategy of the Company, taking into account declining financial results;

(3) the historical and current market prices and trading volumes of the Shares, and the premiums that $9.60 per Share represents with respect to the average market prices of the Shares during the month prior to October 5, 2005, the day before the transaction with Sun was announced (31.0%), the week prior to October 5, 2005 (28.1%) and the closing price on October 5, 2005 (32.2%), respectively;

(4) presentations by, and discussions with, senior management of the Company and representatives of Rothschild, the Company’s financial advisors, and Dechert LLP, the Company’s legal counsel, regarding the transactions contemplated by the Merger Agreement;

(5) presentations by, and discussions with, the Company’s consultant and representatives of Rothschild as to the valuation of the Company and related matters, as described in “Background” above;

(6) that the Company had previously entered into an agreement with affiliates of Sun pursuant to which such affiliates would have purchased the Shares at a purchase price of $8.00 per share and that the purchase price reflected in the Merger Agreement represents a 20% premium over such purchase price;

(7) considerations of factors relating to potential alternative transactions, such as (a) the low likelihood that any acquirors, other than those from whom the Company received proposals, would submit competitive proposals, given the public’s awareness of the Company’s agreement with the affiliates of Sun; as a result of the public announcement thereof; (b) the potential harm to the Company’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; (c) the risk of loss of opportunity to enter into a transaction with the Purchaser; (d) the lack of assurance that there would be another opportunity for the Company’s shareholders to receive a premium as that contemplated by the proposed transaction; and (e) the inability of the Company’s shareholders to participate in the growth of the Company’s business after the consummation of the proposed transactions;

(8) consideration of alternative transactions, including repurchasing Mr. Goodfriend’s Shares and then focusing on improving the Company’s business to maximize value for the Company’s shareholders;

(9) that the Merger Agreement and the Stock Option Agreement were substantially the same as the merger agreement and stock option agreement that were the subject of intensive negotiations between the Company and the affiliates of Sun;

(10) that, although the Company received an offer from Bidder 2, it was at the same price as the offer from Prentice and GMM, and the offer from Bidder 2 was determined to subject the Company to greater risk of delay in receiving the requisite antitrust clearance and to greater risk of loss of key personnel, which could leave the Company substantially weakened if the transaction with Bidder 2 were not consummated;

(11) the opinion of Rothschild delivered to the Board that, as of October 27, 2005 and based upon and subject to the factors and assumptions set forth in the opinion, the $9.60 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders (other than Robert M. Goodfriend, members of his immediate family and related entities), which opinion is attached hereto as Annex A and incorporated herein by reference; the presentation by, and discussions with, representatives of Rothschild as to matters relevant to such opinion, as described in “Background” above; the Board being aware that, upon the consummation of the Offer, Rothschild will become entitled to fees of approximately $2.8 million (inclusive of estimated expenses) in consideration of delivering such opinion and providing other financial advice to the Board;

(12) that the Offer and Merger provide certainty as to the value of the consideration to be received in the proposed transactions and reasonable certainty as to the timing of the receipt of that consideration;

(13) that the consideration received by the Company’s shareholders in the proposed transactions would be taxable to them;

(14) that the Merger Agreement provides for the acceleration of vesting, at the closing of the Merger, of all outstanding options to purchase Shares granted under the Company’s Stock Plans, with respect to each of which vested options the Purchaser shall pay in cash an amount equal to the positive difference, if any, between $9.60 per Share represented by such option and the exercise price of such option, or approximately $6.2 million in the aggregate (exclusive of options held by the principal shareholders which are required to be exercised and tendered in the Offer);

(15) that the consummation of the Offer will trigger certain rights under employment agreements with current executives that provide for the payment of certain change of control payments in the aggregate estimated amount of $4.7 million;

(16) that the Company is required to terminate, as of the closing of the Merger, each of the Stock Plans and any other stock option plan or agreement and all outstanding Options, whether or not such Options shall be eligible for the cash payment referred to in factor 14 above;

(17) that the Merger Agreement requires the Purchaser, for six months after the closing of the Merger, to continue to provide base wages and salary that are substantially similar in the aggregate after the Effective Time (as defined in the Merger Agreement) and to honor all severance obligations under certain severance agreements;

(18) that the Merger Agreement requires the Purchaser, for six years after closing of the Merger, to maintain the indemnification provisions in the Company’s charter and by-laws and to provide “run off” policies or other similar insurance coverage on terms no less favorable to such persons than afforded by the current policies for a period of six years (three years in the case of plan purchaser protection);

(19) that the terms of the Offer and Merger provide reasonable certainty that the Purchaser will be required to purchase Shares tendered in the Offer and to close the Merger, and that the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are not subject to due diligence or its ability to secure financing commitments;

(20) that, notwithstanding the generality of factor 19 above, the Purchaser is not obligated to purchase Shares in the Offer unless, among other conditions, there shall have validly been tendered Shares which, together with Shares beneficially owned by Parent or the Purchaser, represent at least 51% of the issued and outstanding Shares on a fully-diluted basis, there shall be no event or occurrence which would have a material adverse effect on the Company, that there shall be no law, order or injunction that would affect the ability of the parties to consummate the Offer, that there shall be no action by a governmental authority challenging the transactions and that the Company shall have complied with its covenants and shall not have breached its representations and warranties (subject to applicable materiality qualifiers) and the only significant condition to the Merger is that there be no law or non-appealable order or injunction against consummation of the Merger;

(21) that pursuant to the Support Agreement, Robert M. Goodfriend and certain other shareholders of the Company are required to grant an option to Parent and the Purchaser to acquire their Shares, in whole or in part, at the price of $9.60 per Share, which would be exercisable for a 30 business day period in the event that the Merger Agreement were terminated as a result of a Superior Proposal or if the Company were to terminate the Merger Agreement and such termination by the Company were not based on a breach of the representations, warranties and covenants of Parent and Acquisition Corp. or their failure to timely commence the tender offer;

(22) that during the 30 business day period described in factor 21, the shareholders who are parties to the Support Agreement are restricted from selling or otherwise transferring their Shares to any purchaser other than Parent or the Purchaser or their designees;

(23) that, although the Merger Agreement permits the Company to furnish information to any person that delivers an Acquisition Proposal (as defined in the Merger Agreement) that constitutes or would reasonably be expected to lead to a Superior Proposal and may participate in negotiations and other substantive discussions with any such person if the Board determines in good faith after consultation with its financial advisors and its outside legal counsel that such action is required for it to comply with its fiduciary duties, the terms of the Support Agreement will discourage competing acquisition proposals;

(24) that the Merger Agreement permits the Board to terminate the Merger Agreement after providing the Purchaser four business days’ notice of its intent to terminate the Merger Agreement if there is a Superior Proposal, if, with respect to any of these matters, the Board determines in good faith after consultation with financial advisors and outside legal advisors that such action is necessary for it to comply with its fiduciary duties to the Company’s shareholders under applicable law;

(25) that the Merger Agreement permits the Purchaser to terminate the Offer or the Merger Agreement in certain circumstances, including the withdrawal or modification by the Board of its approval or recommendation of the Offer or Merger;

(26) that the Company is required to pay the Purchaser $10,875,000 as a “termination fee” if (a) the Board terminates the Merger Agreement in the manner and for the reason described in factor 24 above or (b) the Purchaser terminates the Merger Agreement in the manner and for the reason specifically described in factor 25 above or termination due to material breach of covenant; and that, if the Merger Agreement is so terminated and under certain other circumstances, the Company is required to reimburse the Purchaser for out-of-pocket expenses up to $3 million; and that such provisions may deter the submission of an Acquisition Proposal by any person other than the Purchaser because the provisions in effect increase the cost to such person of acquiring the Company by an amount equal to the “termination fee” plus the reimbursed expenses;

(27) that in the event that the Company terminates the Merger Agreement other than as a result of a Superior Proposal and the option contained in the Support Agreement is exercised, the Purchaser agrees in the Support Agreement to use its reasonable best efforts to acquire the remaining Shares at a price equal to $9.60 per share as soon as practicable after the closing of the exercise of the option; and

(28) the other terms and conditions of the Merger Agreement, including the Offer and the Merger, and the Stock Option Agreement.

      The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the transactions, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

      The Board recognized that, while the transactions give the Company’s shareholders the opportunity to realize a premium over the price at which the Shares were traded prior to the public announcement of the transactions, adopting the Merger Agreement would eliminate the opportunity for the Company’s shareholders to participate in the future growth and profits of the Company. The Board also recognized that the combination of the provisions of the Support Agreement and the “termination fee” and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would discourage competing acquisition proposals and make it more costly for another potential purchaser to acquire the Company. The Board believed, however, that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the Support Agreement and the termination fee and expense reimbursement were reflected in the $9.60 per Share price offered by the Purchaser in the Offer, and that the “termination fee” and expense reimbursement provisions are customary in transactions of this type.
      Opinion of the Company’s Financial Advisor. Effective as of December 22, 2004, the Company retained Rothschild to act as its financial advisor in connection with exploring strategic alternatives, including a possible sale or merger of the Company. As part of its engagement, Rothschild was requested to consider whether the consideration to be received by the holders of the Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders. At a telephonic meeting of the Board held on October 27, 2005, Rothschild delivered its oral opinion to the Board, which was confirmed in writing in a letter dated October 27, 2005, that, as of October 27, 2005, the $9.60 per share cash consideration to be received by the shareholders (other than Robert M. Goodfriend and his immediate family and related entities) for their Shares in the Offer and subsequent Merger is fair, from a financial point of view, to such holders.
      Rothschild’s opinion is directed for the information and use of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Rothschild’s opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote in favor of the Merger. In addition, Rothschild expressed no opinion as to the relative merits or fairness of any aspect of the transaction as compared to that of any alternative transaction that may have been available to the Company. In furnishing its opinion, Rothschild did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.
      In connection with the rendering of its opinion, Rothschild:

•	Reviewed the terms of the Merger Agreement and certain related agreements referred to therein;

•	Analyzed certain historical business and financial information relating to the Company furnished to Rothschild by management of the Company, including without limitation, the Company’s consolidated financial statements for the fiscal year ended (“FYE”) January 29, 2005 and the eight fiscal months ended October 1, 2005;

•	Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of the Company, furnished to Rothschild by management of the Company, including without limitation, the Company’s projections for FYE January 28, 2006 and February 3, 2007;

•	Reviewed certain other publicly available business and financial information relating to the Company that Rothschild deemed to be relevant;

•	Conducted discussions with members of senior management of the Company regarding the past and current operations and financial condition and prospects for the Company;

•	Compared the financial performance of the Company with that of certain other publicly traded companies that Rothschild deemed to be relevant;

•	Reviewed, to the extent available, the financial terms of certain other transactions that Rothschild deemed to be relevant;

•	Reviewed the current and historical market prices and trading activity for the Shares;

•	Conducted discussions with the Company and its advisors and consultants concerning the terms of the transaction; and

•	Conducted such other financial studies, analyses and investigation and took into account such other matters as Rothschild deemed necessary, including Rothschild’s assessment of general economic, market and monetary conditions.
      In connection with its review, Rothschild did not assume any obligation to independently verify any information utilized or considered in formulating its opinion, and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to or otherwise discussed with Rothschild, Rothschild was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management as to the future financial performance of the Company and the other matters covered thereby. Rothschild expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Rothschild also assumed that no material change in the assets, financial condition, results of operations, business or prospects of the Company occurred between the respective dates on which the most recent financial statements or other financial and business information relating to the Company were made available to Rothschild and the date of the opinion. Rothschild further assumed that, in all respects material to its analysis, the representations and warranties contained in the Merger Agreement were true and correct, each of the parties to the Merger Agreement will perform all of the covenants and agreements to be performed by it under the Merger Agreement and that the transaction will be consummated in all material respects in accordance with the terms and conditions described in the Merger Agreement without any waiver or modification thereof. Rothschild also assumed that the material governmental regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained. Rothschild did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company.
      Rothschild expressed no opinion as to the relative merits or fairness of any aspect of the Offer or Merger as compared to any alternative transaction that may have been available to the Company.
      Rothschild’s opinion was based on economic, market, monetary and other conditions as in effect on, and the information made available to Rothschild, on October 27, 2005. Accordingly, although events subsequent to the date of Rothschild’s opinion may affect the opinion, Rothschild has no obligation to update, revise or reaffirm its opinion.
      The following summary does not purport to be a complete description of the financial data presented or analyses performed by Rothschild. Although the summary includes some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion. In preparing the opinion, Rothschild performed certain financial and comparative analyses summarized in the following paragraphs. Rothschild believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying the opinion. While the conclusions reached in connection with each analysis were considered carefully by Rothschild in arriving at its opinion, Rothschild made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.
      The following is a summary of the significant financial and comparative analyses used by Rothschild in connection with the rendering of its opinion:
      Comparable Company Analysis. Rothschild’s comparable company analysis was based on the valuation multiples implied by market pricing of selected comparable companies deemed relevant based on similarity of business operations.

      In selecting the comparable companies, Rothschild searched comprehensive lists and directories of public companies that Rothschild deemed to be comparable to the Company due to certain factors, including but not limited to their sector and size.
      The companies that Rothschild selected were as follows:

•	Bon-Ton Stores (NASDAQ: BONT)

•	Dollar General (NYSE: DG)

•	Duckwall-ALCO Stores (NASDAQ: DUCK)

•	Family Dollar Stores (NYSE: FDO)

•	Fred’s, Inc. (NASDAQ: FRED)

•	J.C. Penney (NYSE: JCP)

•	Kohl’s Corporation (NYSE: KSS)

•	Ross Stores (NASDAQ: ROST)

•	Stage Stores (NASDAQ: STGS)
      No company included in the selected comparable companies is identical to the Company. In selecting and evaluating the comparable companies, Rothschild made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the selected comparable companies, Rothschild believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.
      Rothschild compared the current enterprise value (current market value, plus total debt, minority interest, preferred stock and convertibles, less investments in unconsolidated affiliates, cash and cash equivalents) as multiples of the latest twelve months and 2005 and 2006 projected sales, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”), as well as latest twelve months and 2005 and 2006 projected price to earnings ratios.
      Rothschild then applied a range of multiples derived from the foregoing analysis to the Company’s latest twelve months, 2005 and 2006 projected and 5-year average operating results to determine a range of implied values per share of the Company’s common stock, resulting in an aggregate range of values per share between $6.00 and $8.00, with a midpoint of $7.00. Because the Company’s margins are significantly below its competitors, revenue multiples were not relied upon. Further, because of the general relative performance of the Company versus its peers, the lower quartile of the implied multiples was deemed more relevant for valuation purposes than the mean and/or the median.
      Precedent Transactions Analysis. Rothschild’s precedent transactions analysis was based on the valuation multiples implied by certain announced control transactions deemed relevant based on similarity of business operations.
      In selecting the comparable transactions, Rothschild searched comprehensive lists and directories of companies that were acquired between January 1999 and October 2005 that Rothschild deemed to be similar to the Company due to certain factors, including but not limited to their sector and size. In order for a transaction to provide a useful comparison, it was necessary to have publicly available information about the purchase price and the operating results of the acquired company. Based on this search, Rothschild selected the following transactions:

•	AAH Holdings Corp.’s acquisition of Party City Corp, which was announced in September 2005

•	TPG and Warburg Pincus’ acquisition of Neiman Marcus Group Inc., which was announced in May 2005

•	Goldner Hawn Johnson & Morrison’s acquisition of ShopKo Stores Inc., which was announced in April 2005

•	Federated Department Stores’ acquisition of May Department Stores Co., which was announced in February 2005

•	Dress Barn Inc.’s acquisition of Maurices, Inc. (American Retail Group), which was announced in November 2004

•	Kmart Holding Corp.’s acquisition of Sears Roebuck & Co., which was announced in November 2004

•	Crescent Capital Investments’ acquisition of Loehmanns Holdings Inc., which was announced in April 2004

•	TJX Cos Inc.’s acquisition of Bob’s Stores, which was announced in October 2003

•	Stage Stores Inc.’s acquisition of Peebles Inc (Kelso & Co), which was announced in October 2003

•	Bon-Ton Stores Inc.’s acquisition of The Elder-Beerman Stores Corp, which was announced in July 2003

•	Sun Capital Partners Inc.’s acquisition of One Price Clothing Stores Inc, which was announced in June 2003

•	Bear Stearns Merchant Banking’s acquisition of Lerner New York/ New York & Co, which was announced in November 2002

•	Designs Inc.’s acquisition of Casual Male Corp, which was announced in May 2002

•	Charming Shoppes Inc.’s acquisition of Lane Bryant Inc (Limited Inc), which was announced in July 2001

•	Value City Department Stores Inc.’s acquisition of Filenes Basement Corp, which was announced in February 2000

•	Charming Shoppes Inc.’s acquisition of Catherines Stores Corp, which was announced in November 1999

•	May Department Stores Co.’s acquisition of Zions Cooperative Mercantile Institution, which was announced in October 1999

•	ShopKo Stores Inc’s acquisition of Pamida Holdings Corp, which was announced in May 1999
      No acquired company identified among the foregoing transactions is identical to the Company. In selecting and evaluating the transactions, Rothschild made subjective judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the acquired companies included in the selected comparable transactions, Rothschild believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis.
      Rothschild compared the announced enterprise value (equity purchase price, plus total debt, minority interest, preferred stock and convertibles, less investments in unconsolidated affiliates, cash and cash equivalents) as multiples of the latest twelve months sales, EBITDA and EBIT.
      Rothschild then applied a range of multiples derived from the foregoing analysis to the Company’s latest twelve months, 2005 and 5-year average operating results to determine a range of implied values per share of the Company’s common stock, resulting in an aggregate range of values per share between $6.00 and $8.00, with a midpoint of $7.00. Because the Company’s margins are significantly below its competitors’, revenue multiples were not relied upon. Further, because of the general relative performance of the Company versus its peers, the lower quartile of the implied multiples was deemed more relevant for valuation purposes than the mean and/or the median.
      Premiums Paid Analysis. Rothschild performed a premiums paid analysis to identify and analyze recent premiums paid over historical common stock trading prices of target companies in public transactions. Rothschild then applied the average premiums paid to the Company’s historical trading prices to develop a range of implied values per share of the Company’s common stock.
      Rothschild analyzed transactions between $150 million and $350 million completed between January 1, 2004 and October 25, 2005, excluding transactions involving technology and telecom companies.
      For each transaction, Rothschild examined the premiums paid to the trading price 1 day prior, 1 week prior, and 4 weeks prior to announcement. Rothschild then applied to those premiums to the Company’s pre-initial announcement prices as of October 5, 2005, September 28, 2005 and September 7, 2005, respectively, resulting in an aggregate range of values per share between $8.75 and $9.00, with a midpoint of $8.88.
      Discounted Cash Flow Analysis. A discounted cash flow analysis was not performed as management projections were not available beyond 2006. Rothschild requested a set of three to five year projections in order to perform a discounted cash flow analysis, but management of the Company did not have these projections available.
      Miscellaneous. In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of the Company. The estimates contained in the analyses performed by Rothschild and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. Accordingly, such estimates are inherently subject to substantial uncertainty and neither the Company nor Rothschild assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.
      Rothschild is serving as financial advisor to the Board in connection with the transaction and is entitled to certain fees for its services, the payment of which is contingent upon consummation of the transaction. These fees include an opinion fee earned upon delivery of its opinion. In the ordinary course of business, Rothschild and its affiliates may trade the securities of the Company for its own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.
      THE FULL TEXT OF ROTHSCHILD’S WRITTEN OPINION IS ATTACHED AS ANNEX A TO THIS STATEMENT, AND DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. THE DESCRIPTION OF ROTHSCHILD’S OPINION CONTAINED IN THIS SCHEDULE 14D-9 SHOULD BE REVIEWED TOGETHER WITH THE FULL TEXT OF THE WRITTEN OPINION, WHICH YOU ARE URGED TO READ CAREFULLY IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF ROTHSCHILD SET FORTH IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ROTHSCHILD’S WRITTEN OPINION, WHICH IS ATTACHED AS ANNEX A HERETO.
      At the October 27, 2005 Board meeting, Rothschild, in its capacity as financial advisor to the Board, noted that the originally contemplated transaction with Sun for the sale of the Company at $8.00 per Share, had been publicly announced on October 6, 2005 and that the current $9.60 offer was the highest offer received during the 22 day period since the announcement of the Sun transaction.
      Intent to Tender. To the best of the Company’s knowledge, each of the Company’s executive officers and directors intends to tender all Shares over which such person has sole dispositive power into the Offer except if such tender would subject such person to liability under Section 16(b) of the Exchange Act. Holders of approximately 43% of the outstanding Shares have signed a Support Agreement under which they agreed to tender their Shares in the Offer. In addition, according to its Schedule 13D filed with the SEC on October 28, 2005, not including the Shares that are the subject of the Support Agreement, Prentice beneficially owns 6.28% of the outstanding Shares. The terms of the Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference, are summarized above under Item 3 of this Schedule 14D-9.

ITEM 5.	PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
      The Company retained Rothschild as financial advisor in December 2004. The Company requested that Rothschild perform such financial advisory and investment banking services for the Company as are customary and appropriate in identifying, evaluating and/or implementing various strategic or financial alternatives for the Company. Pursuant to the terms of the engagement letter between the Company and Rothschild, the Company agreed to pay a transaction fee in a “Control Transaction” such as the transactions contemplated by the Merger Agreement, of eighth-tenths of one percent (0.80%) of the consideration (which includes all cash and securities received in exchange for securities of the Company or the cancellation of options), which, in the case of the consummation of the transactions contemplated by the Merger Agreement would equal $2,800,000 (inclusive of estimated expenses) and, if an opinion is requested by the Board and rendered by Rothschild, an opinion fee of $750,000 (which is credited against the transaction fee). In addition, under the engagement letter, if the Company repurchases 20% or more of the capital stock of the Company held by Mr. Goodfriend, the Company has agreed to pay a fee of $500,000 and, if an opinion is provided, an additional $500,000 fee. In the event of any other non-control transaction (which includes, for purposes of the engagement letter, the acquisition of 20% of the stock or assets of the Company), the Company has agreed to pay a fee of one percent (1.0%) of any senior debt raised by the Company in connection with such non-control transaction, three percent (3.0%) of the gross proceeds of any mezzanine debt raised by the Company in connection with such non-control transaction and five percent (5.0%) of the gross proceeds of any equity or equity-like securities raised by or purchased or acquired from the Company in connection with such non-control transaction.
      Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
      On October 5, 2005, Robert M. Goodfriend, Chairman and Chief Executive Officer of the Company, by written assignment, assigned 1,000,000 Shares to The Goodfriend Foundation as a gift. Such assignment was made without any consideration having been paid to Mr. Goodfriend.
      To the knowledge of the Company, there have been no other transactions in the securities of the Company during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
      (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present indebtedness or capitalization or dividend rate or policy of the Company.

      (b) Except as described herein and in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION
      Information Provided Pursuant to Rule 14f-1 Under the Exchange Act. The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished to the Company’s shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference.
Litigation.
      On October 11, 2005, a complaint was filed in connection with the Sun Merger Agreement and the transactions contemplated thereby. The complaint, which names the Company, its directors and certain executive officers as defendants, was brought in the Chancery Court for Knox County, Tennessee (the “Chancery Court”) and is seeking, among other things, certification as a class action, injunctive relief and unspecified damages. The complaint generally alleges that the defendants breached their fiduciary duties by accepting an inadequate offer, by failing to address other acquisition proposals, by taking steps to discourage other acquisition proposals, including an excessive termination fee, and by generally failing to maximize shareholder value. The complaint also alleges that the sale is motivated by the self-interest of Mr. Goodfriend.
      On October 12, 2005, two additional complaints were filed in connection with the Sun Merger Agreement and the transactions contemplated thereby. The complaints, which name both the Company and its directors as defendants, were also brought in the Chancery Court, and are seeking, among other things, certification as a class action, a determination that fiduciary duties were breached, injunctive relief against the proposed transaction (and in one case in the alternative to injunctive relief, rescission of the proposed transaction if it has been consummated and unspecified damages). Together, the complaints allege that the defendants breached their fiduciary duties by accepting an inadequate offer, by failing to address other acquisition proposals, by taking steps to discourage other acquisition proposals, including an excessive termination fee (in one case), and by generally failing to maximize shareholder value.
      At a proceeding in the Chancery Court on October 14, 2005, the plaintiff in one of the cases filed on October 12, 2005 sought a temporary restraining order against the consummation of the transactions contemplated by the Sun Merger Agreement. The Chancery Court granted the Company’s motion for continuance of the initial hearing on this matter until October 26, 2005, relying upon representations from counsel to the Company at the hearing that the transaction would not be consummated before that date. At the resumed hearing in Chancery Court on October 26, 2005, all three of the plaintiffs sought temporary injunctive relief concerning the October 23 Offer and, in particular, the Support Agreement, which had been subject of the Company’s October 24, 2005 press release. The Court heard argument on the motions for injunctive relief and reserved decision until October 27, 2005. At the commencement of the resumed hearing at 9:30am on October 27, 2005, the Chancery Court was informed by the Company’s counsel of the events that had taken place following adjournment of the October 26, 2005 hearing at approximately 3:45pm, and specifically that at approximately 2:30 a.m. on October 27, 2005, the Company had executed the Merger Agreement and Stock Option Agreement. In light of these events, the Chancery Court declined to issue a temporary injunction the objective of which had been effectively mooted by the execution of the Merger Agreement. The Court directed that the three matters be consolidated and appointed lead plaintiffs’ counsel.
      The Company believes the complaints are without merit and has filed a motion to dismiss the three consolidated cases. The motion to dismiss has not yet been fully briefed nor has it been argued to the Chancery Court.

Tennessee Business Combination Act.
      Section 48-103-205 of the Tennessee Business Combination Act prevents an “interested shareholder” (generally, a shareholder owning 10% or more of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger and certain other transactions) with an issuing public corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the subject company before the interested shareholder’s share acquisition date and the proposed business combination otherwise satisfies any additional applicable requirements imposed by law and by the charter and bylaws of the subject company. The Company has expressly elected under its bylaws not to be governed by the Tennessee Business Combination Act and it is therefore not applicable to the Offer.
Tennessee Control Share Acquisition Act.
      Section 48-103-301 of the Tennessee Control Share Acquisition Act (the “TSCA”) provides that the shares of an issuing public corporation acquired by an acquiring person in a “control share acquisition” that exceeds the threshold of voting power of any of various ranges specified in Section 48-103-302(4) shall be subject to restricted voting rights and may be redeemable by the issuing public corporation. Section 48-103-301 is applicable only if the Company’s charter or bylaws contain an express declaration that control share acquisitions respecting the Shares are governed by the TCSA. The Company’s charter and bylaws do not contain such declaration and, accordingly, the TSCA is not applicable to the Company.
The Tennessee “Short Form” Merger Statute.
      If, pursuant to the Offer, the Purchaser acquires Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, constitute at least 90% of the outstanding Shares, the Purchaser intends to effect a “short-form” merger pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”). Section 48-21-105 of the TBCA provides that if the Purchaser owns at least 90% of the outstanding Shares of the Company, the Purchaser may merge itself into the Company without approval of the shareholders of the Company. In order to accomplish the Merger, (i) the board of directors of the Purchaser must adopt a plan of merger, (ii) the Purchaser must mail a copy of the plan of merger to each remaining shareholder of the Company, and (iii) the Purchaser must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month after the date that the plan of merger was mailed to the remaining shareholders of the Company. Under Section 48-21-105 of the TBCA, such a merger of the Purchaser with and into the Company would not require the approval or any other action on the part of the board of directors or the shareholders of the Company.
Dissenters’ Rights.
      Section 48-23-102 of the TBCA provides that, so long as the Company’s Shares are registered on a United States securities exchange registered under the Exchange Act or is a “national market system security,” shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. Accordingly, assuming the Shares remain listed on the Nasdaq National Market, there will be no dissenter’s rights. However, if the Shares are not so registered or listed on the date of the merger, holders of Shares at the Effective Time of the Merger will have certain rights under the TBCA to dissent and demand payment of the fair value of their Shares. To obtain fair value, a dissenting shareholder must notify the Company in writing of his or her intent to dissent, not vote in favor of the merger and comply with other requirements under the TBCA. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. Fair value could be more or less than the price per Share to be paid in the Merger.
      Regulatory Approvals. For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 16 of the Offer to Purchase, incorporated by reference into the Schedule TO, which is incorporated herein by reference.

ITEM 9.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal to Tender Shares of Common Stock (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)
(a)(1)(C)	Joint Press Release, dated October 27, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 28, 2005)
(a)(5)(A)	Letters to Shareholders, dated November 10, 2005
(a)(5)(B)	Fairness Opinion of Rothschild, Inc., dated October 27, 2005 (included as Annex A hereto)
(a)(5)(C)	Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, dated November 10, 2005 (included as Annex B hereto)
(e)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among the Company, Parent and the Purchaser (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 28, 2005)
(e)(2)	Stock Option Agreement, dated October 27, 2005, by and among the Company, Parent and the Purchaser (incorporated by reference to Exhibit 10.111 to the Current Report on Form 8-K filed by the Company on October 28, 2005)
(e)(3)	Support Agreement, dated October 27, 2005, by and among the Parent, the Purchaser, Robert M. Goodfriend and certain other shareholders of the Company (incorporated by reference to Exhibit 10.112 to the Current Report on Form 8-K filed by the Company on October 28, 2005)

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOODY’S FAMILY CLOTHING, INC.

By:	/s/ Robert M. Goodfriend

Name: Robert M. Goodfriend

Title:	Chairman of the Board and Chief

Executive Officer
Dated: November 10, 2005

ANNEX A
October 27, 2005
CONFIDENTIAL
Board of Directors
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
Members of the Board of Directors:
      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than Robert M. Goodfriend and his immediate family and related entities as to which we express no view) of the common stock, no par value (“Goody’s Common Stock”), of Goody’s Family Clothing, Inc. (“Goody’s”), of the Consideration (as defined below), pursuant to the terms of the Acquisition Agreement and Agreement and Plan of Merger (the “Merger Agreement”), among Goody’s, GF Acquisition Corp., a Tennessee corporation (“Acquisition Corp.”) and GF Goods Inc., a Delaware corporation. The Merger Agreement provides that Acquisition Corp. will make a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of the Goody’s Common Stock for $9.60 per share in cash (the “Consideration”), and subsequently merge with and into the Company. Pursuant to said merger (the “Merger”), each issued and outstanding share of Goody’s Common Stock will be converted into the right to receive the same cash consideration paid pursuant to the Offer. The terms and conditions of the above-described transaction (the “Transaction”) are more fully described in the Merger Agreement.
      In arriving at our opinion, we have, among other things, (i) reviewed the Merger Agreement dated October 27, 2005 and the related agreements referred to in the Merger Agreement dated October 27, 2005; (ii) reviewed certain publicly available business and financial information relating to Goody’s; (iii) reviewed certain audited and unaudited financial statements relating to Goody’s and certain other financial and operating data, including financial forecasts, concerning Goody’s’ business provided to or discussed with us by Goody’s management; (iv) held discussions with Goody’s management regarding the past and current operations and financial condition and prospects of Goody’s; (v) compared the financial performance of Goody’s with those of certain other publicly traded companies that we deemed to be relevant; (vi) reviewed, to the extent publicly available, the financial terms of certain transactions that we deemed to be relevant; (vii) discussed the terms of the Transaction with Goody’s and its other advisors and consultants; and (viii) considered such other factors and information as we deemed appropriate.
      In connection with our review, we have not assumed any obligation to independently verify any information utilized or considered by us in formulating our opinion, and we have relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for Goody’s provided to or otherwise discussed with us, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of Goody’s management as to the future financial performance of Goody’s and the other matters covered thereby. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We also have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Goody’s since the respective dates on which the most recent financial statements or other financial and business information relating to Goody’s were made available to us. We further have assumed that, in all respects material to our analysis, the representations and warranties contained in the Merger Agreement are true and correct, each of the parties to the Merger Agreement will perform all of the covenants and agreements to be performed by it under the Merger Agreement and that the Transaction will be consummated in all material respects in accordance with the terms and conditions described in the Merger Agreement without any waiver or modification thereof. We have also assumed that the material governmental regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained. We have

A-1

not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Goody’s.
      Our opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligations to update, revise or reaffirm this opinion.
      We are serving as financial advisor to the Board of Directors of Goody’s and are entitled to certain fees for our services upon our delivery of this opinion and upon consummation of the Transaction. In the ordinary course of business, we and our affiliates may trade the securities of Goody’s for our own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. In addition, in the past we have provided investment banking services to an equity holder of GF Goods, Inc.
      This opinion is for the information of the Board of Directors of Goody’s in connection with its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its shares in the Offer or as to how such stockholder should vote on the proposed Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Goody’s Common Stock (other than Robert M. Goodfriend and his immediate family and related entities as to which we express no view) of the Consideration and Rothschild expresses no opinion as to the merits of the underlying decision by Goody’s to engage in the Transaction or as to any aspect of the Transaction other than the Consideration. We express no opinion as to the relative merits or fairness of any aspect of the Transaction (including the Consideration) as compared to any alternative transaction or business strategy (including the proposed consideration thereunder), that may be or may have been available to Goody’s, including, without limitation, the transaction contemplated pursuant to that certain Acquisition Agreement and Agreement and Plan of Merger, dated October 7, 2005, among Goody’s, GFC Limited Corp. and GFC Holding Corp.
      This opinion may not be disclosed publicly in any manner without our prior written approval and must be treated as confidential; provided, however, that this opinion may be included in its entirety in any proxy statement to be distributed to holders of Goody’s Common Stock or any Rule 14d-9 or other similar filings with the Securities and Exchange Commission which requires such disclosure in connection with the Transaction.
      Based upon the foregoing and other factors we deem relevant and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration is fair to the holders of Goody’s Common Stock (other than Robert M. Goodfriend and his immediate family and related entities as to which we express no view) from a financial point of view.

Very truly yours,

ROTHSCHILD INC.

A-2

ANNEX B
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.
      This Information Statement is being mailed on or about November 10, 2005, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Goody’s Family Clothing, Inc. (the “Company”) to the holders of record of shares (the “Shares”) of common stock, no par value, of the Company (the “Common Stock”). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by GF Goods Inc. (“Parent”) to the Board of Directors of the Company (the “Board”).
      On October 27, 2005, the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the “Merger Agreement”) with Parent and GF Acquisition Corp., a Tennessee corporation (the “Purchaser”), pursuant to which the Purchaser is required to commence a tender offer to purchase all of the outstanding shares of the Common Stock at a price per Share of $9.60, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated November 10, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal, dated November 10, 2005 (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the shareholders of the Company, together with this Information Statement, and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (the “Schedule TO”) that was filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on November 10, 2005.
      The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Tennessee Business Corporation Act (the “TBCA”), the Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Purchaser) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.
      The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on November 10, 2005 and which is being mailed to shareholders of the Company along with this Information Statement.
      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.
INFORMATION WITH RESPECT TO PARENT DESIGNEES
      The information contained in this Information Statement (including information incorporated by reference) concerning the Parent Designees (as defined herein) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

      Pursuant to the Merger Agreement, promptly upon the purchase of and payment for any Shares by Parent, the Purchaser and/or any of their affiliates pursuant to the Offer, subject to compliance with Section 14(f) of the Exchange Act, Parent shall be entitled to designate such number of directors on the Board (and on each committee of the Board and on each board of directors of each Subsidiary (as defined in the Merger Agreement) and on each committee of each Sub Board (as defined in the Merger Agreement)) as will give Parent representation on the Board (or committee of the Board or board of directors of each Subsidiary or each committee of each Sub Board) equal to the number of directors, rounded up to the next whole number, which is the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to such provision) multiplied by the percentage that the aggregate number Shares beneficially owned by Parent, the Purchaser and/or any of their affiliates bears to the total number of Shares then issued and outstanding (“Parent Designees”). The Company has agreed to take all actions necessary to cause the persons designated by Parent to be directors on the Board (or a committee of the Board or the board of directors of each Subsidiary or a committee of each Sub Board) pursuant to the preceding sentence to be so appointed or elected (whether, at the request of Parent, by means of increasing the size of the Board (or a committee of the Board or the board of directors of each Subsidiary or a committee of each Sub Board) or seeking the resignation of directors and causing Parent’s designees to be appointed or elected).
      The Merger Agreement further provides that, until the Effective Time (as defined in the Merger Agreement), the Company will not remove as members of the Board at least three (3) directors who are directors of the Company as of the date of the Merger Agreement (the “Designated Company Directors”). Following the election or appointment of Parent’s designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension of time for performance of any of the obligations of Parent or the Purchaser under the Merger Agreement, any waiver of any condition or any of the Company’s rights under the Merger Agreement or other action by the Company that adversely affects the holders of Shares may be effected only by the action of a majority of the Independent Directors (as defined in the Merger Agreement), including a majority of the Designated Company Directors or, if there shall be no Designated Company Directors, by the action of the entire Board.
      Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has advised the Company that, to the best of Parent’s knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to the transactions between Parent, the Purchaser and the Company that have been described in the Schedule TO. Parent has informed the Company that each of the individuals listed below has consented to act as a director, if so designated.

PARENT DESIGNEES
      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, New York 10022.

Name	Age	Principal Occupation and Business Experience

Isaac Dabah	48	Isaac Dabah has served as the Director and Chief Executive Officer of GMM Capital LLC since January 2005. Prior to that, he was the Chief Executive Officer of Gloria Vanderbilt Apparel Corporation, a wholesaler of designer women’s sportswear from 1993 to 2004.
Itzhak Weinstock	58	Itzhak Weinstock has served as the Chief Operating Officer of GMM Capital LLC since June 2005. From 2003 to 2005, he was the Chief Operating Officer of Accessory Network Group LLC, a wholesaler of fashion accessories in New York, and prior to that, he served as Chief Financial Officer of Gloria Vanderbilt Apparel Corporation from 1995-2003.
Michael Zimmerman	35	Michael Zimmerman has served as the general partner and Chief Executive Director Officer of Prentice Capital Management, LP since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega’s Senior Partner.
Gina Milanese	30	Gina Milanese has served as Managing Director of Prentice Capital Management, LP since 2005. Prior to that, she worked with Michael Zimmerman at S.A.C. Capital from 2003 to 2004 covering retail, branded apparel, and restaurant companies from 2003 to 2005. From 1998-2001 Ms. Milanese covered transportation and retail stocks at Brown Brothers Harriman and ING Barings/ABN Amro LLC. She began her career in a buying office at Federated Department Stores. She graduated from Duke University and has a Masters of Business in Finance and Accounting from the University of Chicago where she was a Merit Scholar. Ms. Milanese is a Chartered Financial Analyst.
GENERAL INFORMATION REGARDING THE COMPANY
      The Shares are the only class of voting securities of the Company outstanding. As of November 4, 2005, there were 33,136,497 Shares outstanding. The Board currently consists of five members. Each Share is entitled to one vote. The officers of the Company serve at the discretion of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
      Biographical information concerning the Company’s current directors and executive officers as of October 14, 2005, is as follows:
Directors Whose Terms Expire in 2006:

				Executive
		Position(s) With the Company, Principal	Director	Officer
Name	Age	Occupation and Business Experience	Since	Since

Samuel J. Furrow	63	Chairman of: Furrow Auction Company (a real estate and equipment sales company) since April 1968, and Innovo Group, Inc. (a publicly-held manufacturer and supplier of sports bags and apparel) since October 1998. Director of: Southeastern Advertising, Inc. (an advertising agency) since April 1968, and Innovo Group, Inc. since April 1998. Member of the Advisory Board of AmSouth Bank since September 1993. Owner of the following automobile dealerships: Mercedes Benz of Knoxville since December 1980; Land Rover of Knoxville since July 1997; Land Rover of Chattanooga since December 1999; and Jaguar of Chattanooga since January 2003. Previously served as Chairman of Furrow-Justice Machinery Corporation (a six branch industrial and construction equipment dealer) from September 1983 to March 2001.	1995	—
Directors Whose Terms Expire in 2007:

				Executive
		Position(s) With the Company, Principal	Director	Officer
Name	Age	Occupation and Business Experience	Since	Since

Robert M. Goodfriend	55	Chairman of the Board of Directors and Chief Executive Officer of the Company.	1973	1977
Robert F. Koppel	58	President of East Tennessee Children’s Hospital since August 1976.	1995	—

Directors Whose Terms Expire in 2008:

				Executive
		Position(s) With the Company, Principal	Since	Director
Name	Age	Occupation and Business Experience	Officer	Since

Irwin L. Lowenstein	69	Director of The Powell Company, Inc. (a privately-held furniture manufacturer) since February 1999 and Chairman from November 2000 to December 2003. Director of Schnadig Corp. (a privately-held furniture manufacturer) since March 2001. Previously served as Executive Vice President of Rhodes/Heilig-Meyers Company (a publicly-held specialty furniture retailer) from February 1997 to February 2000.	1996	—
Cheryl L. Turnbull	44	Special Limited Partner of Phronesis Partners, LP (a privately-held investment firm) since January 2005. Previously served as a private investor from November 2003 to December 2004, Managing Director of Banc One Mezzanine Corp. (a merchant bank) from June 1999 to November 2003, and Director of Banc One Capital Markets, Inc. (a merchant bank) from June 1999 to November 2003.	1995	—
Executive Officers (in addition to Mr. Goodfriend):

			Executive
		Position(s) With the Company, Principal	Officer
Name	Age	Occupation and Business Experience	Since

Frederick Mershad	62	President and Chief Merchandising Officer of the Company since January 2005. Previously served as the owner of a retail consulting and executive search firm from January 2004 to December 2004, Executive in Residence for the School of Business, MBA program at The University of Dayton from April 2002 to December 2003, Chairman, President and Chief Executive Officer of Elder-Beerman Stores Corp. (a publicly-held retail department store chain) from June 2000 to January 2002 and Chairman and Chief Executive Officer from January 1998 to June 2000.	2005
Edward R. Carlin	64	Executive Vice President, Chief Financial Officer of the Company since July 1994, and Secretary of the Company since February 1995.	1994
Carmen Monaco	58	Executive Vice President, Chief Marketing Officer of the Company since February 2004. Previously served as Vice President, Marketing of Charming Shoppes, Inc. (a publicly-held retail company) from May 1997 to January 2004.	2004

			Executive
		Position(s) With the Company, Principal	Officer
Name	Age	Occupation and Business Experience	Since

David R. Mullins	53	Executive Vice President, Stores of the Company since December 1996.	1980
Robert S. Gobrecht	58	Senior Vice President, Assistant to the Chairman of the Company since January 2003. Previously served as Vice President and Assistant to the Chairman of the Company from May 2002 to January 2003 and Vice President and Merchandising Coordinator of the Company from January 1997 to May 2002.	2003
Bruce E. Halverson	50	Senior Vice President, Planning and Allocation of the Company since January 1998.	1998
Regis J. Hebbeler	54	Senior Vice President, General Counsel of the Company since February 2004. Previously served as Vice President, General Counsel of the Company from May 1995 to February 2004.	1995
Devin Keil	45	Senior Vice President, Real Estate of the Company since July 2004. Previously served as Senior Vice President, Development of RTM Restaurant Group (a privately-held company that operates and franchises restaurants) from February 2000 to June 2004.	2004
Hazel A. Moxim	56	Senior Vice President, Human Resources of the Company since January 2003. Previously served as Vice President of Human Resources of the Company from March 1997 to January 2003.	2003
David G. Peek	45	Senior Vice President and Chief Accounting Officer of the Company since January 2001. Previously served as Vice President, Corporate Controller and Chief Accounting Officer of the Company from June 1997 to January 2001.	1996
Jay D. Scussel	61	Senior Vice President, Management Information Systems of the Company since January 1998.	1998
Bobby Whaley	60	Senior Vice President, Distribution, Transportation and Logistics of the Company since January 1998.	1998
INDEPENDENCE, MEETINGS AND COMMITTEES OF THE BOARD
      The Board has determined that, with the exception of Mr. Goodfriend, all of the members of the Board are independent as defined in the Nasdaq Stock Market, Inc. (“NASDAQ”) listing standards. In addition, as required by Nasdaq, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The independent directors regularly have the opportunity to meet without Mr. Goodfriend in attendance, and they intend to meet without Mr. Goodfriend in attendance at least two times during fiscal 2005. During fiscal 2004, the independent directors met without Mr. Goodfriend in attendance on at least four occasions.
      During fiscal 2004, the Board met four times and each director attended 75% or more of the aggregate number of meetings held by the Board and its committees on which he or she served. The

Company encourages its directors to attend the Company’s annual meeting of shareholders. All of the directors attended the annual meeting of shareholders in 2004.
      The Audit Committee of the Board, which consists of Messrs. Furrow, Lowenstein and Koppel (Chair) and Ms. Turnbull, is primarily responsible for: (i) overseeing the integrity of the Company’s financial statements; (ii) overseeing the Company’s internal controls and procedures for finance, accounting, disclosure, and legal compliance; (iii) monitoring the performance of the Company’s internal audit department and the independence and performance of the Company’s independent auditors; and (iv) providing an avenue of communication between the independent auditors, management, employees, the internal audit department, and the Board. The Audit Committee has a charter that details its duties and responsibilities. Each of the members of the Audit Committee meets the independence requirements of applicable NASDAQ listing standards and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Board has determined that Ms. Turnbull is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K. During fiscal 2004, the Audit Committee met seven times. A copy of the Audit Committee Charter is available to shareholders on the Company’s website, www.goodysonline.com.
      The Compensation Committee of the Board, which consists of Messrs. Furrow, Koppel and Lowenstein and Ms. Turnbull (Chair), is responsible for reviewing the compensation, including fringe benefits, of the Chief Executive Officer and other executive officers and key management of the Company and for making recommendations thereof to the Board. The Compensation Committee is also responsible for the review and administration of the Company’s stock option plans, 401(k) retirement plan, employee payroll investment plan, and short-term incentive compensation plan. In carrying out such responsibilities, the Compensation Committee reviews the salaries, benefits, performance, and other incentive bonuses of key employees as well as the general terms and conditions of the other benefit plans. Each of the members of the Compensation Committee meets the independence requirements of applicable NASDAQ listing standards. During fiscal 2004, the Compensation Committee met eight times.
      The Nominating and Corporate Governance Committee of the Board, which consists of Messrs. Furrow (Chair), Koppel and Lowenstein and Ms. Turnbull is responsible for identifying and recommending to the Board suitable persons for election as directors of the Company, providing oversight of the corporate governance affairs of the Board and the Company and reviewing the Company’s corporate governance practices and policies on an annual basis. Each of the members of the Nominating and Corporate Governance Committee meets the independence requirements of the applicable NASDAQ listing standards. A copy of the Nominating and Corporate Governance Committee Charter is available to shareholders on the Company’s website, www.goodysonline.com. The Nominating and Corporate Governance Committee met twice during fiscal 2004.
      The Nominating and Corporate Governance Committee will consider many factors when evaluating candidates for nomination to the Board, with the goal of fostering a Board comprised of directors with a variety of experience and backgrounds. Candidates are evaluated against certain criteria, including experience, skills and personal accomplishments, as well as other factors that are listed as an appendix to the Nominating and Corporate Governance Committee Charter, which is posted on the Company’s website, www.goodysonline.com.
      The Nominating and Corporate Governance Committee considers candidates for the Board from any source, including shareholder recommendations. The Nominating and Corporate Governance Committee does not evaluate candidates differently based on who has made the proposal and does not have any specific minimum qualifications that must be met. However, the Nominating and Corporate Governance Committee does believe that all members of the Board should have the highest character and integrity and sufficient time to devote to Company matters. The Nominating and Corporate Governance Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms were used in fiscal 2004 and, accordingly, no fees have been paid to consultants or search firms.

      Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee by writing to the Company’s corporate Secretary at the Company’s headquarters in Knoxville, Tennessee, giving the candidate’s name, contact information, biographical data and qualifications. A written statement from the candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director, should accompany any such recommendation. Shareholders who wish to recommend a candidate for consideration by the Nominating and Corporate Governance Committee must comply with the Company’s policy regarding shareholder proposals. The Company’s policy regarding shareholder proposals is contained in the Company’s 2005 Proxy Statement under the section “Shareholder Proposals for 2006 Annual Meeting.”
Communications with the Board
      The Company does not have formal procedures for shareholder communication with the Board. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to the Company’s corporate Secretary at the Company’s headquarters in Knoxville, Tennessee, with a request to forward the same to the intended recipient. In general, all Shareholder communication delivered to the Company’s corporate Secretary for forwarding to the Board or specified Board members will be forwarded in accordance with the shareholder’s instructions. However, the corporate Secretary reserves the right to not forward to Board members any abusive, threatening or otherwise inappropriate materials.
Report of the Audit Committee
      The Audit Committee has met and held discussions with management and Deloitte & Touche LLP, the Company’s independent registered public accounting firm. The Audit Committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal 2004 with management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.”
      The Company’s independent registered public accounting firm also provided to the Audit Committee certain written communications and the letter required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.” The Audit Committee also discussed with the independent registered public accounting firm their independence from the Company and has considered whether the provision of non-audit services is compatible with maintaining their independence.
      Based on the Audit Committee’s review and discussions described above, the Audit Committee recommended to the Board (and the Board approved) that the Company’s audited consolidated financial statements for fiscal 2004 be included in the Company’s Annual Report on Form 10-K for fiscal 2004 which was filed with the SEC on April 15, 2005.

AUDIT COMMITTEE

Robert F. Koppel (Chair)
Samuel J. Furrow
Irwin L. Lowenstein
Cheryl L. Turnbull

Compliance with Section 16(a)
      Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who beneficially own more than 10% of the Shares (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC on a timely basis. Reporting Persons are required to furnish the Company with copies of all such forms they file. Based solely on a review of the copies of such reports furnished to the Company and certain written representations that no other reports were required, the Company believes that all filing requirements applicable to Reporting Persons during and with respect to fiscal 2004, except in the case of Carmen Monaco, were complied with on a timely basis. Carmen Monaco first reported to work on February 9, 2004. On February 11, 2004, the Company filed a Form 3 with the SEC reporting an initial stock option grant. Also on February 11, 2004, the Company mailed a paper copy of the power-of-attorney form for Mr. Monaco to the SEC. On March 24, 2004, the Company received the power-of-attorney back from the SEC with a letter stating that the power-of-attorney would have to be filed electronically through the SEC’s EDGAR system. On March 26, 2004, the Company amended the Form 3 to include the power-of-attorney and filed it with the SEC.

EXECUTIVE COMPENSATION
Executive Compensation and Other Information
      The following tables set forth certain information relating to various forms of compensation awarded to, earned by and paid to the Company’s chief executive officer and its next four most highly compensated executive officers who were serving as the Company’s executive officers at the end of fiscal 2004. All of such executive officers are referred to herein as the “named executive officers.”
SUMMARY COMPENSATION TABLE
      The following table presents the total compensation awarded to, earned by and paid to the named executive officers during the last three fiscal years.

							Long-Term
							Compensation
		Annual Compensation
							Securities
					Other Annual		Underlying	All Other
	Fiscal	Salary	Bonus		Compensation		Options	Compensation
Name and Position	Year	($)	($)		($)(1)		(#)	($)

Robert M. Goodfriend	2004	1,200,000	—		473,793	(3)	—	303,409	(4)
Chairman of the Board and	2003	900,000	893,000	(2)	389,400	(3)	—	63,339	(4)
Chief Executive Officer	2002	650,000	100,000	(2)	343,598	(3)	—	59,570	(4)

Edward R. Carlin	2004	420,000	—		—		15,000	14,220	(6)
Executive Vice President,	2003	330,000	196,400	(5)	—		15,000	13,820	(6)
Chief Financial Officer and	2002	310,000	66,000	(5)	—		30,000	13,620	(6)
Secretary

Max W. Jones(7)	2004	400,000	—		—		—	14,497	(9)
Executive Vice President,	2003	320,000	190,600	(8)	—		15,000	14,097	(9)
Merchandising	2002	313,846	64,000	(8)	—		10,000	13,697	(9)

Carmen Monaco(10)	2004	308,942	100,000	(11)	127,667	(12)	115,000	—
Executive Vice President Chief Marketing Officer

David R. Mullins	2004	360,000	—		—		30,000	7,315	(14)
Executive Vice President,	2003	320,000	190,600	(13)	—		15,000	6,293	(14)
Stores	2002	305,962	20,000	(13)	—		20,000	5,739	(14)

(1)	The amounts in this column include the aggregate value of certain personal benefits to a named executive officer only where such value is greater than the lesser of either $50,000 or 10% of such executive’s salary and bonus for the fiscal year.

(2)	Consists of: (i) $720,000 in fiscal 2003 attributable to a target performance bonus pursuant to the Company’s Short-Term Incentive Plan; (ii) $173,000 in fiscal 2003 attributable to a discretionary bonus approved by the Compensation Committee; and (iii) $100,000 in fiscal 2002 attributable to a guaranteed minimum bonus.

(3)	Consists of: (i) $8,781, $10,807 and $10,253 in fiscal 2004, 2003 and 2002, respectively, for Mr. Goodfriend’s personal use of a Company automobile; (ii) $749, $729 and $749 in fiscal 2004, 2003 and 2002, respectively, for the imputed value of group life insurance benefits as to which Mr. Goodfriend’s family is the beneficiary in excess of specified amounts as determined by the Internal Revenue Service; and (iii) $464,263, $377,864 and $332,596 in fiscal 2004, 2003 and 2002, respectively, attributable to personal use of the Company’s aircraft by Mr. Goodfriend, his family and guests calculated using the aggregate incremental cost method and based on the variable operating costs to the Company, including fuel costs, mileage, trip-related maintenance, universal weather-monitoring costs, landing/ramp fees and other miscellaneous variable costs. Fixed costs which do not change based on usage, such as pilot salaries, the cost of the Company aircraft, and the cost of maintenance not related to trips, are excluded. The amounts reported reflect a change in valuation methodology from prior years in which the cost of personal use of Company aircraft had been calculated using the Standard Industry Fare Level (SIFL) formula established by the Internal Revenue Service. The fiscal 2003 and 2002 amounts have been re-calculated so that amounts are reported on a consistent basis.

(4)	Consists of: (i) non-cash benefits of $10,330 and $6,961 in fiscal 2003 and 2002, respectively, calculated using the applicable Internal Revenue Service formula, imputed as a benefit to Mr. Goodfriend based on the face value of certain split-dollar life insurance policies; (ii) $5,200, $4,800 and $4,400 attributable to the Company’s contributions on Mr. Goodfriend’s behalf to the Company’s 401(k) Retirement Plan in each of fiscal 2004, 2003 and 2002, respectively; (iii) $48,209 for each of fiscal 2004, 2003 and 2002 for term life insurance premiums paid, as to which Mr. Goodfriend’s family is the beneficiary; and (iv) $250,000 in fiscal 2004 for supplemental retirement plan benefits.

(5)	Consists of: (i) $158,400 in fiscal 2003 attributable to a target performance bonus pursuant to the Company’s Short-Term Incentive Plan; (ii) $38,000 in fiscal 2003 attributable to a discretionary bonus approved by the Compensation Committee; and (iii) $66,000 in fiscal 2002 attributable to a guaranteed minimum bonus paid pursuant to his employment arrangement.

(6)	Consists of: (i) $939 for each of fiscal 2004, 2003 and 2002 attributable to the Company’s payment of term life insurance premiums as to which Mr. Carlin’s family is the beneficiary; (ii) $8,081 for each of fiscal 2004, 2003 and 2002 for disability insurance premiums paid by the Company; (iii) $5,200, $4,800 and $4,400 attributable to the Company’s contributions on Mr. Carlin’s behalf to the Company’s 401(k) Retirement Plan in fiscal 2004, 2003 and 2002, respectively; and (iv) $200 received in fiscal 2002 for director’s fees from two of the Company’s wholly-owned subsidiaries.

(7)	Mr. Jones resigned his position with the Company as of June 14, 2005.

(8)	Consists of: (i) $153,600 in fiscal 2003 attributable to a target performance bonus pursuant to the Company’s Short-Term Incentive Plan; (ii) $37,000 in fiscal 2003 attributable to a discretionary bonus approved by the Compensation Committee; and (iii) $64,000 in fiscal 2002 attributable to a guaranteed minimum bonus paid pursuant to his employment arrangement.

(9)	Consists of: (i) $2,128 in each of fiscal 2004, 2003 and 2002 attributable to the Company’s payment of term life insurance premiums as to which Mr. Jones’ family is the beneficiary; (ii) $7,169 for disability insurance premiums paid by the Company in each of fiscal 2004, 2003 and 2002; and (iii) $5,200, $4,800 and $4,400 attributable to the Company’s contributions on Mr. Jones’ behalf to the Company’s 401(k) Retirement Plan in fiscal 2004, 2003 and 2002, respectively.

(10)	Mr. Monaco was hired by the Company on February 9, 2004. Accordingly, the amounts included in this table reflect compensation paid to Mr. Monaco for the respective portion of fiscal 2004.

(11)	Attributable to a sign-on bonus paid pursuant to his employment arrangement.

(12)	Consists of: (i) $6,128 in fiscal 2004 attributable to the Company’s payment of an auto allowance to Mr. Monaco; (ii) $120,087 in fiscal 2004 attributable to the Company’s payment of taxable and non-taxable relocation expenses paid on Mr. Monaco’s behalf; and (iii) $1,452 in fiscal 2004 for the imputed value of group life insurance benefits as to which Mr. Monaco’s family is the beneficiary in excess of specified amounts as determined by the Internal Revenue Service.

(13)	Consists of: (i) $153,600 in fiscal 2003 attributable to a target performance bonus pursuant to the Company’s Short-Term Incentive Plan; and (ii) $37,000 and $20,000 in fiscal 2003 and fiscal 2002, respectively, attributable to a discretionary bonus approved by the Compensation Committee.

(14)	Consists of: (i) $874, $812 and $812 for each of fiscal 2004, 2003 and 2002, respectively, attributable to the Company’s payment of annuity premiums; (ii) $1,241 for each of fiscal 2004, 2003 and 2002 attributable to the Company’s payment of disability insurance premiums; and (iii) $5,200, $4,240 and $3,686 attributable to the Company’s contributions on Mr. Mullins’ behalf to the Company’s 401(k) Retirement Plan in fiscal 2004, 2003 and 2002, respectively.

OPTION GRANTS IN FISCAL 2004
      The following table presents information regarding options to purchase Shares granted in fiscal 2004 to the named executive officers. No Stock Appreciation Rights (“SARs”) were granted in fiscal 2004.

	Individual Grants(1)
						Potential Realizable Value
	Number of		% of Total			at Assumed Annual Rates
	Shares		Options			of Stock Price Appreciation
	Underlying		Granted to	Exercise		for Option Term(2)
	Options		Employees in	Price per	Expiration
Name	Granted		Fiscal Year(3)	share	Date	5%	10%

Edward R. Carlin	15,000(4	)(7)	1.82%	$8.83	01/27/15	$83,297	$211,091
Carmen Monaco	100,000(5	)(7)	12.12%	$8.64	02/09/14	$543,365	$1,376,993
Carmen Monaco	15,000(4	)(7)	1.82%	$8.83	01/27/15	$83,297	$211,091
David R. Mullins	15,000(6	)(7)	1.82%	$8.33	10/12/14	$78,580	$199,138
David R. Mullins	15,000(4	)(7)	1.82%	$8.83	01/27/15	$83,297	$211,091

(1)	All stock options granted to the named executive officers as shown in the above table have exercise prices equal to the fair market value of the Common Stock on the date of grant, which is the closing sale price of the Common Stock on NASDAQ for the business day preceding the date of grant, and may be exercised until the earlier of: (i) the tenth anniversary of the date of grant; (ii) thirty days after the optionee ceases to be an employee of the Company for any reason other than death or disability; and (iii) the first anniversary of the optionee’s death or disability. These stock options may be transferred pursuant to a will and the laws of lineal descent as well as: (a) to the spouse or any lineal ancestor or descendant of the grantee; (b) to any trust, the sole beneficiaries of which are any one or all of the grantee, the grantee’s spouse or any lineal descendants of the grantee; and (c) to such other persons and/or entities as the Compensation Committee may approve.

(2)	The dollar amounts in these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the Share price.

(3)	The percentage of stock options granted to each named executive officer is based on a total number of stock options granted to employees aggregating 825,000 for fiscal 2004.

(4)	These stock options were granted on January 27, 2005 and vest in equal annual increments over five years from the date of grant.

(5)	100,000 stock options were granted to Carmen Monaco on February 9, 2004.

(6)	15,000 options were granted to David R. Mullins on October 12, 2004.

(7)	On June 15, 2005, the Board, upon recommendation of the Board’s Compensation Committee, approved the accelerated vesting of all unvested and “out-of-the-money” options held by current employees, officers and directors. The accelerated options had been granted under the 1993 Plan and the 1997 Plan. The unvested options affected by the acceleration are those which had exercise prices of greater than $7.30 per share, the closing sales price of the Company’s common stock on the NASDAQ National Market on June 14, 2005, the effective date of such acceleration.

AGGREGATED OPTION EXERCISES IN FISCAL 2004 AND
FISCAL YEAR-END OPTION VALUES
      The following table presents information regarding the value of unexercised stock options held by the named executive officers at January 29, 2005. There were no SARs exercised by the named executive officers in fiscal 2004 and there were no SARs outstanding at January 29, 2005.

			Number of Shares
			Underlying Unexercised		Value of Unexercised In-the-
	Shares		Options at FY-End		Money Options at FY-End(1)
	Acquired on	Value
Name	Exercise	Realized(2)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert M. Goodfriend	—	—	825,000	—	$3,817,500	—
Edward R. Carlin	—	—	147,750	66,000	$433,481	$208,464
Max W. Jones	—	—	60,600	20,400	$234,716	$52,344
Carmen Monaco	—	—	—	115,000	—	$28,200
David R. Mullins	14,500	$30,608	144,750	43,000	$421,005	$92,260

(1)	Represents the value of unexercised, in-the-money stock options at January 28, 2005 (the last trading day of fiscal 2004), using the $8.91 closing price of the Common Stock on that date.

(2)	Based on the fair market value of the Common Stock on the date of exercise, less the option exercise price.
EQUITY COMPENSATION PLAN INFORMATION
      The following table gives certain information about the Company’s equity compensation plans as of January 29, 2005:

	Number of Securities	Weighted-Average	Number of Securities
	to be Issued Upon	Exercise Price of	Remaining Available
	Exercise of	Outstanding	for Future Issuance
	Outstanding Options,	Options, Warrants	Under Equity
Plan Category	Warrants and Rights	and Rights	Compensation Plans

Equity Compensation Plans approved by security holders	3,954,813	$7.85	1,188,782
Equity Compensation Plans not approved by security holders	None	N/A	None

Total	3,954,813	$7.85	1,188,782

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
      Background. The Company currently has 14 executive officers and 5 directors (Mr. Goodfriend serves as both a director and an executive officer). All four of the non-employee directors, Messrs. Furrow, Koppel and Lowenstein and Ms. Turnbull (Chair), comprise the Compensation Committee.
      Objective and Philosophy. The Compensation Committee works closely with management to design an executive compensation program to assist the Company in attracting and retaining outstanding executives and senior management personnel in the retail industry. The design and implementation of such program continually evolves, but is based primarily on two elements (i) providing compensation opportunities that are competitive with retail companies of similar size and (ii) linking executives’ compensation with the Company’s financial performance by rewarding the achievement of short-term and long-term objectives of the Company.
      Compensation Program Components. Currently, the three principal components of the Company’s executive compensation program are: (i) annual base salary; (ii) short-term incentive compensation in the form of performance bonuses payable in cash each year; and (iii) long-term incentive compensation in the form of stock options. These programs are structured in accordance with the Compensation Committee’s objectives and philosophy.
      Annual Base Salary. Annual base salary levels for the Company’s executives are designed to be reflective of competitive conditions in the marketplace for executives of comparable talent and experience and are based on responsibility and performance. Base salaries are generally recommended by executive management for the review and approval of the Compensation Committee and the Board (subject to applicable employment agreements).
      Short-Term Incentive Compensation. The short-term incentive compensation component consists of target performance bonuses for eligible executive officers that are calculated as a percentage of their annual base salaries. The target bonus percentage for the executive officers for fiscal 2004 ranged between 60% and 100%. Each year, performance targets (which are currently based on earnings before bonus payments and income taxes, but may be based on other criteria in the future) are established by the Compensation Committee with the assistance of management and ratified by the Board. Each participating executive officer is eligible to receive (if the results fall within the performance target range) between 10% and 150% of their respective target performance bonus. Based on management’s recommendation, the Compensation Committee, with the approval of the Board, has the discretion to award additional bonuses outside of this plan if warranted by an executive officer’s exceptional service to the Company. With respect to fiscal 2004, the Company’s earnings before taxes and bonus payments fell below the target earnings range, and target performance bonuses were not awarded.
      Long-Term Incentive Compensation. The long-term incentive compensation component consists of stock option plans under which executives may be granted stock options exercisable to purchase Shares. Generally, the exercise price of stock options represents the fair market value of the Shares on the date of grant, which is the closing sale price of the Shares on NASDAQ for the business day preceding the date of grant. Generally, the stock options become exercisable in equal annual increments over five years and expire ten years from the date of grant. The deferred vesting provisions of the stock options are designed to reward long-term contributions and create an incentive for executives to remain with the Company. The Compensation Committee believes that granting stock options creates an incentive to promote the long-term interests of the Company and aligns the economic benefit to be derived therefrom with those of the Company’s outside shareholders. Stock options are granted by the Compensation Committee (and approved by the Board) to key employees based on executive management’s recommendation. Levels of participation in the plan vary based on the employee’s position within the Company. In fiscal 2004, the Compensation Committee awarded stock options to its executive officers. See “Option Grants in Fiscal 2004.”
      CEO Compensation. In 2004, the Compensation Committee approved changes to Mr. Goodfriend’s compensation. It approved an increase in his annual base salary from $900,000 to $1.2 million effective as of February 1, 2004. The Compensation Committee also approved in principle a supplemental retirement plan for Mr. Goodfriend which would require an annual accrual of $250,000 in benefits and would be payable when Mr. Goodfriend would reach age 65. The supplemental retirement plan agreement was not executed pending agreement on the terms and structure of the plan, but the Compensation Committee approved the increase in annual base salary effective February 1, 2004, and the accrual of the $250,000 benefit in anticipation of the adoption of a plan.
      In making such determination in 2004 regarding the increase in annual base salary, the Compensation Committee considered peer company data and the Company’s performance. It also took into account the fact that Mr. Goodfriend was serving as Chief Executive Officer and since October 2002 had served as the President and Chief Merchandising Officer. In approving the supplemental retirement plan benefit, the Compensation Committee took into account that the split-dollar life insurance agreement between the Company and Mr. Goodfriend had been terminated in December 2003, thereby eliminating the Company’s funding obligation under such program. In May 2005, the Compensation Committee approved the final terms of the supplemental retirement plan agreement, subject to negotiation and execution of definitive documentation. The adoption of the plan is expected to result in a one-time pretax charge in the period in which it is executed of approximately $1.7 million (exclusive of amounts previously accrued), or approximately $0.03 per diluted share. See Employment and Termination Arrangements with Named Executive Officers below.
      For fiscal 2004, Mr. Goodfriend’s compensation package consisted of: (i) an annual base salary of $1,200,000; (ii) participation in the Company’s Short-Term Incentive Plan and was eligible to receive a target bonus of not less than 100% of annual base salary; (iii) $250,000 related to the anticipated adoption of a supplemental retirement plan benefit payable to Mr. Goodfriend, (iv) benefits of $464,000 related to the personal use of the Company’s private aircraft; (v) a term life insurance policy benefiting Mr. Goodfriend with a current premium payment of $48,000; and (vi) other customary perquisites aggregating $15,000. During fiscal 2004, the Compensation Committee did not award any stock options to Mr. Goodfriend.
      Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a tax deduction for compensation over $1,000,000 paid to a company’s chief executive officer and certain other highly compensated executive officers. Qualifying performance-based compensation and certain severance arrangements are not subject to the deduction limit if certain requirements are met. The Compensation Committee endeavors, where possible, to structure incentive compensation to qualify as “performance-based compensation.” The short-term incentive compensation plan adopted by the Company and by the shareholders in June 2004 has been structured to comply with the requirements under Code Section 162(m) regarding qualifying performance-based compensation to provide for the deductibility of compensation payable thereunder. In addition, the 1997 Plan has been structured to comply with the requirements under Code Section 162(m) regarding qualifying performance-based compensation to provide the Company with an income tax deduction equal to the amount of compensation income recognized by the optionee. The 1991 Plan and the 1993 Plan do not comply with the requirements under Code Section 162(m) because they were adopted prior to the effectiveness of this section. In fiscal 2004, approximately $404,000 of the total cash and non-cash compensation received by Mr. Goodfriend was not deductible. In fiscal 2005, some portion of Mr. Goodfriend’s cash and non-cash compensation will not be deductible, including the $200,000 excess of his base salary over $1,000,000. It is not currently expected that any other executive officer of the Company will receive compensation in excess of $1,000,000 for fiscal 2005.

COMPENSATION COMMITTEE

Cheryl L. Turnbull (Chair)
Samuel J. Furrow
Robert F. Koppel
Irwin L. Lownestein
      The amounts received upon exercise of options granted under the 1991 Plan and the 1993 Plan (which, as noted above, do not comply with Code Section 162(m)), in connection with the Support Agreement among Mr. Goodfriend, members of his immediate family and related entities, Parent, and the Purchaser, dated October 27, 2005, will result in non-deductible compensation to Mr. Goodfriend of approximately $2,255,000.
Employment and Termination Arrangements with Executive Officers
      Chief Executive Officer. The Company does not have an employment agreement with Mr. Goodfriend.
      On July 29, 2005, the Company and Mr. Goodfriend entered into the Robert M. Goodfriend Non-Qualified Deferred Compensation Plan and Agreement (the “Supplemental Retirement Plan”). The

Supplemental Retirement Plan is a defined contribution plan, pursuant to which the Company has agreed to make an annual contribution of $250,000 to the Supplemental Retirement Plan on behalf of Mr. Goodfriend for each year beginning in the Company’s 2004 fiscal year and ending in the Company’s 2014 fiscal year, or an aggregate of $2.75 million. The Company’s obligation to make contributions ceases only in the event Mr. Goodfriend’s employment is terminated for Cause (as defined in the Supplemental Retirement Plan). Such contributions would continue in the event of the termination of Mr. Goodfriend’s employment for any other reason, including his death, disability or voluntary termination by Mr. Goodfriend. The amounts contributed to the Supplemental Retirement Plan will be held in a Rabbi Trust and invested through that trust. Until distribution to Mr. Goodfriend or his beneficiary, the amounts contributed will remain assets of the Company which could become subject to claims of creditors in the event of a bankruptcy of the Company. The benefit is payable to Mr. Goodfriend or his beneficiaries in February 2015.
      Other Named Executive Officer Employment Arrangements. On May 20, 1998, the Company entered into new employment agreements with each of Messrs. Carlin and Mullins, its current Executive Vice President, Chief Financial Officer and Secretary, and its current Executive Vice President — Stores, respectively. On February 9, 2004, the Company entered into an employment agreement with Mr. Monaco to serve as its Executive Vice President, Chief Marketing Officer.
      Pursuant to the employment agreements with Messrs. Carlin, Monaco and Mullins, each executive officer is considered an at-will employee, and his employment may be terminated at any time subject to the obligations set forth in the agreement. Under the employment agreements, each executive officer is paid an annual base salary (currently $460,000 for Mr. Carlin, $400,000 for Mr. Mullins, and $325,000 for Mr. Monaco). These annual base salary amounts may be increased by the Company at its discretion. Mr. Monaco received a signing bonus of $100,000, upon entering into his employment agreement. Each executive officer participates in the Company’s short-term incentive plan whereby each is eligible to receive a target performance bonus calculated as a percentage of their annual base salary and is eligible to receive between 10% and 150% of this target if the Company achieves certain performance goals for such fiscal year (the target bonus percentage is 60% of the annual base salary for each of Messrs. Carlin, Monaco and Mullins). Mr. Monaco’s agreement also provides for the grant of stock options to purchase 100,000 Shares, respectively, (these options were granted on February 9, 2004). The employment agreements for Messrs. Carlin and Mullins also provide for a disability insurance policy and an annuity contract or life insurance policy, and, in the case of Mr. Monaco, reimbursement of relocation expenses. The employment agreements for Messrs. Carlin, Monaco and Mullins contain confidentiality and non-solicitation provisions.
      Under the terms of the employment agreements, if the executive officer’s employment is terminated by reason of his death, Disability (as defined in the agreements) or retirement on or after the attainment of age 65 or is terminated for Cause (as defined in the agreements) or voluntarily terminated by the executive officer (other than on account of Constructive Termination, as defined in the agreements), the Company will be obligated to pay such executive officer a lump sum payment equal to any compensation previously deferred by the executive officer, earned but unpaid vacation pay for the then current year and amounts or benefits the executive officer or the executive officer’s beneficiaries are owed under any employee benefit plans or policies or for reimbursement of expenses (collectively, the “Accrued Obligations”). If the executive officer’s employment is terminated by reason of his death or Disability, the Company will have the additional obligation, subject to the terms of the short-term incentive plan and further provided that the executive officer has been employed by the Company for the first six months of the then applicable fiscal year, to pay an amount equal to a prorated portion of the performance bonus for such fiscal year. Furthermore, except in the case of Mr. Monaco, if the executive officer’s employment is terminated by reason of his retirement on or after the attainment of age 65 or Disability, the Company will pay the premiums (to the same extent paid prior to termination) for the continued participation of the executive officer for a period of 12 months after termination in any individual life insurance policy on the same terms as the executive officer and the Company were participating prior to termination. Moreover, if the executive officer’s employment is terminated by reason of his retirement on or after the attainment of age 65 or Disability, the Company will, for a period of 12 months after termination, pay the entire COBRA (less the premium obligations paid by the executive officer at the executive officer’s rate as of the date of his termination) premium under any Company medical and dental program that the executive officer (and his spouse and eligible dependents) was participating in prior to termination.
      The employment agreements further provide that if the Company terminates the executive officer’s employment other than for Cause or his Disability or death, or the executive officer terminates his employment for Constructive Termination, the Company will pay the executive officer a lump sum payment equal to: (i) all Accrued Obligations; (ii) the executive officer’s annual base salary at the rate in effect as of the date when the Notice of Termination (as defined in the agreements) was given; and (iii) subject to the terms of the short-term incentive plan and further provided that the executive officer has been employed by the Company for the first six months of the then applicable fiscal year, a prorated portion of the performance bonus for such fiscal year. Further, in the case of a Constructive Termination or termination by reason of death or Disability, all unvested stock options held by the executive officer will become fully vested, effective on the Date of Termination (as defined in the agreements), and will be thereafter exercisable in accordance with the provisions of the applicable plan and award agreement.
      In addition, the employment agreements provide that upon the occurrence of a Change of Control of the Company (as defined in the employment agreements), as consideration for assisting the Company in bringing about a successful transaction, these executive officers will be entitled to receive a lump sum payment equal to eighteen (18) months of the executive officer’s annual base salary at the rate in effect as of the Change of Control Date (as defined in the agreements).
      The 1991 Plan, 1993 Plan, 1997 Plan and 2005 Plan provide that, upon the occurrence of a Change of Control (as defined in such plans), all stock options granted under such plans that are outstanding and not yet vested will become immediately 100% vested effective on a Change of Control Date (as defined in such plans) and shall be thereafter exercisable in accordance with the terms of such plans and any applicable award agreement, subject to certain exceptions.
Directors’ Compensation
      Each non-employee director is entitled to receive the following compensation from the Company:

•	a monthly retainer of $1,500;

•	a fee of $2,000 for attendance at each meeting of the Board or any of its committees (provided, however, committee meetings that are held on the same days as Board meetings are not counted as separate meetings and provided further that directors are not compensated for their participation in brief informative telephonic meetings);

•	a fee of $2,000 for each eight hours of committee work outside of formal committee meetings that is considered equivalent to attendance at one committee meeting, thereby entitling such director to compensation; and

•	a fee of $4,000 per year for performing the duties of Committee Chairperson.
      In addition to receiving directors’ fees, all non-employee directors are reimbursed for expenses incurred in connection with their attendance at meetings of the Board or any of its committees.
      Non-employee directors are also entitled to receive, upon first becoming a director of the Company, formula grants of stock options to purchase 15,000 Shares. At each subsequent annual meeting of shareholders, formula grants of stock options to purchase 3,000 Shares are also awarded to each non-employee director. These stock options are granted at an exercise price equal to the fair market value of a share of common stock on the date of grant and vest in 20% annual increments following the date of grant.
      Directors are currently eligible to receive additional grants of stock options under the 2005 Plan at the discretion of the Compensation Committee. The exercise price, term and vesting of any such stock options would be determined by the Compensation Committee at its discretion. There were 1,120,450 Shares available for future issuance under the 2005 Plan as of November 4, 2005.
      Non-employee directors are permitted to irrevocably elect and receive (in lieu of cash for the director’s fees otherwise earned by them) non-qualified stock options exercisable to purchase Shares at an exercise price equal to 50% of the fair market value of a share of common stock on the date of grant. This alternative allows the Company to eliminate the cash cost of annual directors’ fees otherwise due to non-employee directors and to more closely align the interests of non-employee directors with those of the shareholders. These stock options are granted at the Board meeting following the annual meeting of shareholders based on the number of anticipated meetings of the Board and its committees to be held during the twelve-month period, as well as the monthly retainer, beginning on the first day of the third quarter of the then current fiscal year of the Company and ending on the last day of the second quarter of the following fiscal year of the Company (the “Plan Year”). These stock options vest on the twelve-month anniversary of the date of grant and are subject to adjustment at the end of the Plan Year to reflect each director’s actual attendance at, or participation in, the meetings or committee work. At each of the Board meetings following the respective annual meetings of shareholders for the last three years, all non-employee directors elected to receive 100% of their directors’ fees for the Plan Years following the respective annual meetings in the form of discounted stock options. There were 143,582 Shares available for future issuance under the Directors Plan as of November 4, 2005.
      No compensation is paid to Mr. Goodfriend, an executive officer of the Company, for services rendered in his capacity as a director of the Company.
Compensation Committee Interlocks and Insider Participation
      Decisions on executive compensation in fiscal 2004 were made by the Compensation Committee (and approved by the Board) upon the recommendation of the Company’s executive management (other than, in Mr. Goodfriend’s case, with respect to his own compensation). During fiscal 2004, the Compensation Committee consisted of Messrs. Furrow, Koppel and Lowenstein and Ms. Turnbull (Chair), none of whom is or was an officer or other employee of the Company or had any relationship with the Company required to be disclosed as a Compensation Committee interlock, except that Mr. Koppel is the President of the East Tennessee Children’s Hospital (the “Hospital”) and Mr. Goodfriend served as a director of the Hospital until July 1, 2005. Compensation matters for the Hospital, including the compensation of Mr. Koppel, are considered by the full board, as it does not have a compensation committee and Mr. Goodfriend had participated in deliberations regarding incentive compensation of payments to officers of the Hospital, including, without limitation, Mr. Koppel. Since March 2004, Mr. Goodfriend recused himself from all deliberations regarding Mr. Koppel’s compensation. In addition, the Company facilitates contributions by its employees to the Hospital through a payroll deduction plan and matches employee contributions to the Hospital on a 100% basis. The Company also makes additional contributions (in cash or in kind) to the Hospital. The total amount of contributions by the Company (including employee contributions) to the Hospital in fiscal 2004 was $465,000.
CERTAIN TRANSACTIONS WITH DIRECTORS AND OFFICERS
      The Company leases a building, primarily used for the storage of fixtures, from Citizens National Bank of Athens, Tennessee, a local bank of which Mr. Goodfriend is a director and less than 5% shareholder. The rental payments to the bank for this space in fiscal 2004 were $57,000.
      The Company leases a store in Athens, Tennessee, from an irrevocable trust established for the benefit of Mr. Goodfriend’s children for a ten year period ending July 2008, subject to two five year options to renew exercisable at the option of the Company. The aggregate rental payments to the trust, including real property taxes, for this space in fiscal 2004 were $312,000.

      In September 2005, the Company entered into an amendment to the Athens lease to expand the leased premises at the same price per square foot as under the existing lease. The amendment increased the annual rent payable by approximately $35,000 per year.
      As previously noted, Mr. Koppel, a director of the Company and a member of the Audit, Compensation and Nominating and Corporate Governance committees, is the President of the East Tennessee Children’s Hospital of which Mr. Goodfriend was a director until July 1, 2005. The Company facilitates contributions by its employees to the Hospital through a payroll deduction plan and matches employee contributions to the Hospital on a 100% basis. The Company also makes additional contributions (in cash or in kind) to the Hospital. The total amount of contributions by the Company (including employee contributions) to the Hospital in fiscal 2004 was $465,000.
      The Company purchases vehicles and vehicle maintenance services, from time to time, from a dealership owned by Mr. Furrow, a director of the Company, and a member of the Audit, Compensation and Nominating and Corporate Governance committees. Expenditures for fiscal 2004 were $5,000.
      The Company purchases merchandise from time to time from a publicly traded company, whose chairman is Mr. Furrow, a director of the Company, and a member of the Audit, Compensation and Nominating and Corporate Governance committees. Expenditures for fiscal 2004 were $79,000.
      All of the foregoing transactions were negotiated on an arm’s-length basis and approved by the Company’s audit committee and took into account, where appropriate, independent market value analysis.

SHARE OWNERSHIP
      The following table sets forth information regarding the beneficial ownership of the outstanding Shares as of November 4, 2005 (except in the case of Dimensional Fund Advisors, Inc. and the other persons and entities referenced in footnote 4 and Wells Fargo & Company referenced in footnote 5) for: (i) each person known by the Company to beneficially own more than 5% of the outstanding Shares; (ii) each of the current executive officers of the Company named in the “Summary Compensation Table;” (iii) each director of the Company; and (iv) all directors and executive officers of the Company as a group. According to rules adopted by the SEC, a person is a “beneficial owner” of securities if that person has or shares the power to vote them or to direct their investment, or has the right to acquire beneficial ownership of such securities within 60 days from the Record Date through the exercise of an option, warrant or right, conversion of a security or otherwise. As of the date of this Information Statement, the Company only has shares of Common Stock outstanding. An asterisk indicates beneficial ownership of less than 1% of the outstanding Shares.

	Number of Shares and Nature of Beneficial Ownership at
	November 4, 2005

	Voting or Investment Power			Percent	Acquirable
				of	Within
Name	Sole	Shared		Class	60 Days(1)

Robert M. Goodfriend(2)	75,000	13,870,830	(3)	41.1%	825,000
Dimensional Fund Advisors, Inc.(4)	—	2,307,799	(4)	7.0%	—
Wells Fargo & Company(5)	—	2,224,795	(5)	6.7%	—
Prentice Capital Management, LP, et al.(6)	—	16,602,470	(6)	49.0%	767,000
GMM Capital LLC, et al.(7)	—	14,522,370	(7)	42.8%	767,000
Edward R. Carlin	124,155	—		*	123,750
David R. Mullins	145,250	—		*	134,750
Carmen Monaco	115,000	—		*	115,000
Samuel J. Furrow	37,908	—		*	37,908
Robert F. Koppel	75,115	—		*	75,115
Irwin L. Lowenstein	80,214	—		*	80,214
Cheryl L. Turnbull	107,148	—		*	107,148
All Directors and Executive Officers as a Group (17 Persons)	1,321,464	13,870,830	(8)	43.2%	2,045,785

*	Represents less than 1%.

(1)	This column lists the number of Shares that the respective director and/or executive officer has the right to acquire within 60 days from November 4, 2005 through the exercise of stock options awarded under the Company’s stock option plans. Such Shares are also included in the “Sole” or “Shared” column of this table.

(2)	The business address of Mr. Goodfriend is 400 Goody’s Lane, Knoxville, Tennessee 37922.

(3)	Includes 12,098,330 Shares individually owned by Mr. Goodfriend, 1,000,000 Shares owned by The Goodfriend Foundation, a nonprofit corporation organized and existing under the laws of the State of Tennessee of which Mr. Goodfriend serves as a member of the board of directors and as President and Treasurer and has limited shared voting power of Company common stock owned by it, options to purchase 750,000 Shares exercisable within 60 days, with exercise prices below $9.60 per share and 22,500 Shares are owned by Mr. Goodfriend’s wife, with whom Mr. Goodfriend shares voting and investment power with respect to such shares. Each of Mr. and Mrs. Goodfriend and The Goodfriend Foundation has granted an irrevocable proxy to Issac Dabah, Michael Zimmerman and any other individual who shall be thereafter appointed by the Purchaser upon the terms set forth in the Support Agreement, dated October 27, 2005, among Mr. Goodfriend, members of his immediate family and certain related entities (collectively, the “Principal Shareholders”), the Purchaser, Parent (the “Support Agree-

ment”). These shares do not include 634,540 Shares (1.9% of the outstanding Shares) held in trust for Mr. Goodfriend’s children and any other shares or options to purchase Shares owned by his children. Mr. Goodfriend has no voting or investment power with respect to any of these shares and disclaims beneficial ownership of them.

(4)	These Shares are beneficially owned by four investment companies and certain commingled group trusts and separate accounts which are advised or managed by Dimensional Fund Advisors, Inc., a Delaware corporation (“Dimensional”). The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The foregoing information is as of September 30, 3005 and was derived from a Schedule 13F filed by Dimensional with the SEC on October 18, 2005.

(5)	These Shares are owned by Wells Fargo & Company (“Wells”), a Delaware corporation. The address of Wells is 420 Montgomery Street, San Francisco, California, 94104. The foregoing information is as of June 30, 2005 and was derived from a Schedule 13F filed by Wells with the SEC on August 10, 2005.

(6)	Includes 2,080,100 Shares which are beneficially owned by Prentice Capital Management, LP (“Prentice”), a Delaware limited partnership, and Michael Zimmerman. The address of Prentice is 919 Third Avenue, New York, New York. The foregoing information was derived from a Schedule 13D/ A filed by Prentice with the SEC on October 12, 2005. Pursuant to the Support Agreement, Mr. Goodfriend and certain other shareholders granted an irrevocable proxy to Michael Zimmerman, Isaac Dabah and any other individual who shall be thereafter appointed by the Purchaser with respect to 13,755,370 Shares held by the Principal Shareholders. Prentice serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the shares. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice and certain of the investment funds and therefore may be deemed to be the beneficial owner of the 13,755,370 Shares and options to purchase 767,000 shares held by the Principal Shareholders. Each of Mr. Zimmerman and Prentice disclaims beneficial ownership of all of the Shares under the Support Agreement reported herein.

(7)	These Shares are beneficially owned by GMM Capital, LLC, GMM Trust, GF Goods Inc. and GF Acquisition Corp. Pursuant to the Support Agreement, the Principal Shareholders granted an irrevocable proxy to Isaac Dabah, Michael Zimmerman and any other individual who shall be thereafter appointed by the Purchaser with respect to the 13,755,370 Shares held by the Principal Shareholders. GMM Capital owns 50% of the common stock of Parent, the Purchaser is a wholly-owned subsidiary of Parent and GMM Trust is the sole member of GMM Capital. Prentice also owns 50% of the common stock of Parent. As such, each of GMM Capital, GMM Trust, the Purchaser and Parent may be deemed to be the beneficial owner of the 13,755,370 Shares and options to purchase 767,000 shares held by the Principal Shareholders. Each of the foregoing expressly disclaims beneficial ownership of all of the Shares reported herein.

(8)	Voting and investment power with respect to these Shares are shared with Issac Dabah, Michael Zimmerman and any other individual who shall be thereafter appointed by the Purchaser, directors of the Goodfriend Foundation and certain family members of the respective director and/or executive officer. See footnote 3 above.

STOCK PERFORMANCE GRAPH
      The following is a line graph comparing the Company’s total shareholder returns to those of the Standard & Poors 500 Index and the Standard & Poors 500 Apparel Retail Index for fiscal 2000 through fiscal 2004. Total return values were calculated based on cumulative total return, assuming the value of the investment in shares of common stock and in each index was $100 on February 1, 2000, and that all dividends paid by any of those companies were reinvested.
Comparison of Cumulative Total Return

	1999	2000	2001	2002	2003	2004

Goody’s Family Clothing	100.00	117.42	83.82	68.54	175.62	186.74

S&P 500 Index	100.00	97.37	82.07	63.64	85.64	90.21

S&P 500 Apparel Retail	100.00	91.10	64.21	65.61	86.30	103.29